UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cano Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

13781Y 103

(CUSIP Number)

Dr. Marlow Hernandez

c/o Cano Health, Inc.

9725 NW 117th Avenue, Suite 200

Miami, Florida 33178

(203) 422-7718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13781Y 103	SCHEDULE 13D

1.	Name of Reporting Persons Dr. Marlow Hernandez
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 24,117,637 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 24,117,637 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Person 24,117,637
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 5.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (1) 1,516,962 shares of the Issuer’s Class A Common Stock and 381,469 Public Warrants to purchase Class A Common Stock held by Dr. Hernandez; (2) (i) 22,034,622 shares of the Issuer’s Class B Common Stock held by Hernandez Borrower Holdings LLC and (ii) 70,000 shares of the Issuer’s Class B Common Stock held by Dr. Hernandez; and (3) 67,597 shares of the Issuer’s Class A Common Stock and 46,987 Public Warrants to purchase Class A Common Stock held by Marlow B. Hernandez 2020 Family Trust. The beneficial ownership described herein does not include 2,820,000 shares of Class A Common Stock underlying stock options which are currently unvested and 1,339,500 shares of Class A Common Stock underlying currently unvested restricted stock units not scheduled to vest within 60 days of the date hereof.

(2)

The percentage reported in item 13 is based upon 173,141,493 shares of Class A Common Stock outstanding and 306,843,662 shares of Class B common stock outstanding as of August 16, 2021, as reported on the Issuer’s Form 10-Q, filed on August 16, 2021. Holders of Class A common stock vote together with holders of Class B common stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. When calculated based upon 173,141,493 shares of Class A Common Stock outstanding as of August 16, 2021, as reported on the Issuer’s Form 10-Q, filed on August 16, 2021, plus the shares of Class A Common Stock underlying the Public Warrants and the Class B Common Stock held by the Reporting Persons, the Reporting Persons beneficially own 12.3% of the Issuer’s Class A Common Stock.

CUSIP NO. 13781Y 103	SCHEDULE 13D

1.	Name of Reporting Persons Hernandez Borrower Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 22,034,622 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,034,622 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Person 22,034,622
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 4.6% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 22,034,622 shares of the Issuer’s Class B Common Stock. Hernandez Borrower Holdings, LLC has pledged all such shares to a certain lender in connection with a financing arrangement.
(2)

The percentage reported in item 13 is based upon 173,141,493 shares of Class A Common Stock outstanding and 306,843,662 shares of Class B common stock outstanding as of August 16, 2021, as reported on the Issuer’s Form 10-Q, filed on August 16, 2021. Holders of Class A common stock vote together with holders of Class B common stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. When calculated based upon 173,141,493 shares of Class A Common Stock outstanding as of August 16, 2021, as reported on the Issuer’s Form 10-Q, filed on August 16, 2021, plus the shares of Class B Common Stock held by the Reporting Person the Reporting Person beneficially own 11.3% of the Issuer’s Class A Common Stock.

CUSIP NO. 13781Y 103	SCHEDULE 13D

1.	Name of Reporting Persons Marlow B. Hernandez 2020 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 114,584 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 114,584 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Person 114,584
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) * (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 67,597 shares of the Issuer’s Class A Common Stock and 46,987 Public Warrants to purchase Class A Common Stock.
(2)

Less than one percent. The percentage reported in item 13 is based upon 173,141,493 shares of Class A Common Stock outstanding and 306,843,662 shares of Class B common stock outstanding as of August 16, 2021, as reported on the Issuer’s Form 10-Q, filed on August 16, 2021.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Cano Health, Inc. a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 9725 NW 117th Avenue, Suite 200, Miami, FL 33178.

Item 2. Identity and Background.

(a)

This Statement is filed on behalf of Dr. Marlow Hernandez (“Dr. Hernandez”), the Chief Executive Officer of the Issuer, Marlow B. Hernandez 2020 Family Trust (“Trust”) and Hernandez Borrower Holdings, LLC (“Holdings”) . Dr. Hernandez, Trust and Holdings are referred to as the “Reporting Persons” in this Statement. The agreement among the Reporting Persons relating to this joint filing of this Schedule 13D is attached to this Schedule 13D as Exhibit A.

This Statement relates to: (i) shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of the Issuer; (ii) shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”) of the Issuer; and (iii) warrants exercisable for shares of Class A Common Stock on a one-to-one basis (the “Public Warrants”). Common limited liability company units of Primary Care (ITC) Intermediate Holdings, LLC (“PCIH Common Units”), together with an equal number of shares of Class B Common Stock, are exchangeable for shares of Class A Common Stock on a one-for-one basis.

Dr. Hernandez controls the Trust and Holdings, and as such has voting and investment power with respect to such securities.

(b)	The address of the principal business and principal office of the Reporting Persons is 9725 NW 117th Avenue, Suite 200, Miami, FL 33178.

(c)

Dr. Hernandez is the Chief Executive Officer of the Issuer. The principal business of the Trust is holding assets on behalf of its beneficiaries. The principal business of Holdings is serving as an investment vehicle.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Persons were not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Entities: Marlow B. Hernandez 2020 Family Trust – Florida
Hernandez	Borrower Holdings, LLC – Delaware

Individuals:	Dr. Marlow Hernandez — United States Citizen

Item 3. Source of Funds.

The Class B Common Stock was issued to Cano America, LLC as consideration in connection with the Business Combination (as described below). Dr. Hernandez was a member of Cano America, LLC.

On June 3, 2021 (the “Closing Date”), Jaws Acquisition Corp., a Cayman Islands exempted company and our predecessor company (“Jaws”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of November 11, 2020 (as amended, the “Business Combination Agreement”) by and among Jaws Acquisition Corp. (“Jaws”), Jaws Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), Primary Care (ITC) Intermediate Holdings, LLC (“PCIH”) and PCIH’s sole member, Primary Care (ITC) Holdings, LLC (“Seller”). Terms used herein but not defined shall have the respective meanings as set forth in the definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) included in Jaws’ Registration Statement on Form S-4 (File No. 333-252414), filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2021, as amended.

Pursuant to the Business Combination Agreement, on the Closing Date, Jaws changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which Jaws changed its name to “Cano Health, Inc.” (together with its consolidated subsidiaries, the “Company”). Following the Domestication of Jaws to the State of Delaware, Jaws acquired certain equity interests of PCIH from Seller, its sole member, by way of its wholly-owned subsidiary, Merger Sub, merging with and into PCIH, and becoming a direct subsidiary of the Company as a result thereof (the “Business Combination”). An aggregate of 306,843,662 shares of Class B Common Stock were issued in exchange for the shares of PCIH outstanding as of immediately prior to the Closing Date, including shares of Class B Common Stock issued to Cano America, LLC.

On August 17, 2021, Cano America, LLC distributed its shares of Class B Common Stock to its members, including Dr. Hernandez. Dr. Hernandez transferred all of the shares of Class B Common Stock to Holdings on August 20, 2021. Holdings has pledged all 22,034,622 shares of Class B Common Stock it holds in connection with a financing arrangement pursuant to a Margin Loan Agreement, dated as of August 25, 2021, among Holdings, the lenders party thereto and Citibank, N.A. The agreements memorializing the financing arrangement contain customary default provisions and in the event of a default under such agreements the counterparties may foreclose upon any and all shares of the Issuer’s Common Stock pledged to them. Upon foreclosure, the counterparties would exchange the Class B Common Stock into shares of Class A Common Stock prior to making any public sales of the pledged securities. A copy of the Margin Loan Agreement is attached hereto as Exhibit D and is incorporated by reference.

The following tables set forth all transactions with respect to the Class A Common Stock, Class B Common Stock and Public Warrants effected by the Reporting Persons in the 60 days prior to the date of this Statement. The transactions were previously reported on Forms 4 filed by the Reporting Person.

Class A Common Stock

Purchaser	Date of Transaction	Amount of Securities	Weighted-Average Price	Price Range	Nature of Transaction
Dr. Hernandez	8/16/2021	120,000	$10.16	$10.05-$10.27	Open Market Purchase
Dr. Hernandez	8/17/2021	90,000	$9.55	$9.34-$9.80	Open Market Purchase
Dr. Hernandez	8/18/2021	11,900	$9.82	$9.40-$9.90	Open Market Purchase
Dr. Hernandez	8/19/2021	25,000	$10.38	$10.25-$10.58	Open Market Purchase
Dr. Hernandez	8/20/2021	10,000	$10.20	$10.20	Open Market Purchase
Dr. Hernandez	8/25/2021	54,727	$11.93	$11.57-$12.00	Open Market Purchase
Trust	8/25/2021	53,857	$11.94	$11.59-$12.00	Open Market Purchase
Dr. Hernandez	8/26/2021	14,560	$11.79	$11.52-$12.00	Open Market Purchase
Trust	8/26/2021	6,240	$11.62	$11.51-$11.71	Open Market Purchase
Dr. Hernandez	8/27/2021	5,833	$11.84	$11.66-$11.95	Open Market Purchase
Trust	8/27/2021	2,500	$11.77	$10.62-$11.86	Open Market Purchase
Dr. Hernandez	8/30/2021	5,833	$11.87	$11.87	Open Market Purchase
Trust	8/30/2021	2,500	$11.92	$11.92	Open Market Purchase
Dr. Hernandez	8/30/2021	1,173,276	$10.75	$10.75	Private Transaction
Dr. Hernandez	8/31/2021	5,833	$11.99	$11.96-$12.00	Open Market Purchase
Trust	8/31/2021	2,500	$11.99	$11.96-$12.00	Open Market Purchase

On September 21, 2021, the Issuer granted 1,339,500 restricted stock units (“RSUs”) to Dr. Hernandez under the Cano Health, Inc. 2021 Stock Option and Incentive Plan. Each RSU represents a right to receive one share of the Issuer’s Class A Common Stock. The RSUs vest as to 25% of the RSUs on August 24, 2022 and each year thereafter.

Public Warrants

Purchaser	Date of Transaction	Amount of Securities	Weighted-Average Price	Price Range	Nature of Transaction
Dr. Hernandez	8/16/2021	160,000	$2.77	$2.70-$2.85	Open Market Purchase
Dr. Hernandez	8/17/2021	90,000	$2.51	$2.40-$2.60	Open Market Purchase
Dr. Hernandez	8/18/2021	1,832	$2.30	$2.30	Open Market Purchase
Dr. Hernandez	8/19/2021	15,000	$2.89	$2.86-$2.90	Open Market Purchase
Dr. Hernandez	8/20/2021	5,000	$2.75	$2.75	Open Market Purchase
Dr. Hernandez	8/25/2021	6,235	$3.62	$3.52-$3.65	Open Market Purchase
Trust	8/25/2021	2,672	$3.62	$3.52-$3.65	Open Market Purchase
Dr. Hernandez	8/26/2021	9,091	$3.81	$3.55-$3.85	Open Market Purchase
Trust	8/26/2021	3,896	$3.81	$3.55-$3.85	Open Market Purchase
Dr. Hernandez	8/31/2021	94,311	$3.77	$3.62-$3.80	Open Market Purchase
Trust	8/31/2021	40,419	$3.77	$3.62-$3.80	Open Market Purchase

Class B Common Stock

Purchaser	Date of Transaction	Amount of Securities	Price	Nature of Transaction
Dr. Hernandez	9/4/2021	70,000	$10.75	Private Transaction

Item 4. Purpose of Transaction.

The information contained above in Item 1 and Item 3 of this Schedule 13D is incorporated herein by reference. The Reporting Persons acquired the securities of the Issuer in connection with the Business Combination on the Closing Date and in transactions and issuances between August 16, 2021 and September 21, 2021 as set forth in Item 3 above.

Dr. Hernandez serves as the Chief Executive Officer and a member of the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, Dr. Hernandez may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interests in Securities of the Issuer.

(a)

Aggregate number and percentage of securities. Includes (1) securities held by Dr. Marlow Hernandez: (a) 1,516,962 shares of the Issuer’s Class A Common Stock and (b) 381,469 Public Warrants to purchase Class A Common Stock; (2) securities held by Hernandez Borrower Holdings, LLC: 22,034,622 shares of the Issuer’s Class B Common Stock and (3) securities held by Marlow B. Hernandez 2020 Family Trust: (a) 67,597 shares of the Issuer’s Class A Common Stock and (b) 46,987 Public Warrants to purchase Class A Common Stock. The beneficial ownership described herein does not include 2,820,000 shares of Class A Common Stock underlying stock options which are currently unvested and 1,339,500 shares of Class A Common Stock underlying currently unvested restricted stock units not scheduled to vest within 60 days of the date hereof.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is based on 173,141,493 shares of Class A Common Stock issued and outstanding as of August 16, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 16, 2021 plus shares of Class A Common Stock underlying the Public Warrants and Class B Common Stock held by the Reporting Person, as is set forth in boxes 11 and 13 of the second part of the cover page to this Statement for each of the Reporting Persons, and such information is incorporated herein by reference.

(b)

Power to vote and dispose. The amounts of Class A Common Stock as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Statement for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)

Except as noted herein, including in Item 3 above, which is incorporated herein by reference, none of the Reporting Persons has effected any transactions related to the Class A Common Stock during the past 60 days.

(d)

Except as described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained above in Item 3 of this Schedule 13D is incorporated herein by reference.

Dr. Hernandez will be entitled to receive compensation and other benefits as Chief Executive Officer and Director of the Issuer. In such capacity, he may also be granted equity awards with respect to the Class A Common Stock from time to time.

Holdings has pledged all 22,034,622 shares of Class B Common Stock it holds in connection with a financing arrangement. The agreements memorializing the financing arrangement contain customary default provisions and in the event of a default under such agreements the counterparties may foreclose upon any and all shares of the Issuer’s Common Stock pledged to them.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit A, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Business Combination Agreement

A copy of the Business Combination Agreement is attached hereto as Exhibit B and is incorporated by reference.

Investor Agreement

At the closing of the Business Combination (the “Closing”), the Issuer, Primary Care (ITC) Intermediate Holdings, LLC and certain equityholders and officers and directors of the Issuer (including InTandem, Cano America, and each of the directors and executive officers of the Issuer (the “Investors”) and the independent directors of Jaws prior to the Closing (the “Jaws Directors”)) entered into the Investor Agreement, dated as of June 3, 2021, which terminated and replaced the Original Registration Rights Agreement and pursuant to which, among other things, the Sponsor and certain of Jaws’ directors and officers were granted certain registration rights and certain preemptive rights with respect to their respective shares of the Company’s Class A Common Stock. In addition, each of Primary Care (ITC) Intermediate Holdings, LLC, the Investors and the Jaws Directors agreed not to transfer certain securities during the six-month period following the Closing, subject to certain customary exceptions. If, following the Closing Date, the last reported sales price of the Class A Common Stock exceeds $12.00 per share on each of at least 20 trading days within a consecutive 30 trading day period, the foregoing restrictions shall immediately terminate and be of no further force or effect.

The foregoing description of the Investor Agreement does not purport to be complete and is qualified in its entirety by the full text of the Investor Agreement, a copy of which is attached hereto as Exhibit C.

Item 7. Material to be Filed as Exhibits.

A.	Joint Filing Agreement

B.	Business Combination Agreement (incorporated by reference to Exhibit 2.1 of the Issuer’s current report on Form 8-K, filed with the SEC on November 11, 2020).

C.	Investor Agreement, dated as of June 3, 2021, by and among Cano Health, Inc., Primary Care (ITC) Holdings, LLC and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 9, 2021)

D.	Margin Loan Agreement, dated as of August 25, 2021, among Hernandez Borrower Holdings, LLC, the lenders party thereto and Citibank, N.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2021

Dr. Marlow Hernandez

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez

Marlow B. Hernandez 2020 Family Trust

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez
Title:	Authorized Signatory

Hernandez Borrower Holdings, LLC

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez
Title:	Authorized Signatory

Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the securities of Cano Health, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below who is named as a reporting person therein in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: September 27, 2021

Dr. Marlow Hernandez

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez

Marlow B. Hernandez 2020 Family Trust

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez
Title:	Authorized Signatory

Hernandez Borrower Holdings, LLC

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez
Title:	Authorized Signatory

Exhibit D

MARGIN LOAN AGREEMENT

dated as of August 25, 2021

among

HERNANDEZ BORROWER HOLDINGS, LLC,

as Borrower,

and

THE LENDERS PARTY HERETO,

and

CITIBANK, N.A.,

as Administrative Agent and Calculation Agent

i

Section 9.17 . Disclosure	88
Section 9.18 . Calculation Agent Determinations; Required Lender Consultation	88
Section 9.19 U.S. QFC Contractual Stay Requirements	89
Section 9.20 No Recourse	91

SCHEDULES

Schedule I – Commitments and Lender Information

EXHIBITS

Exhibit A – Form of Officer’s Certificate

Exhibit B – Form of Security Agreement

Exhibit C – Form of Control Agreement

Exhibit D – Form of Issuer Agreement

Exhibit E – Form of Collateral Call Notice

Exhibit F – Form of Parent Agreement

Exhibit G – Form of Draw Request

This MARGIN LOAN AGREEMENT dated as of August 25, 2021 (as it may be amended or modified from time to time, this “Agreement”), among Hernandez Borrower Holdings, LLC, a limited liability company formed under the laws of the State of Delaware, as Borrower (“Borrower”), each Lender as set forth in Schedule I and each other lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”), and Citibank, N.A., as Administrative Agent and as Calculation Agent.

Borrower has requested that Lenders provide it with Commitments for Advances to be made upon Borrower’s request on one or more Funding Dates in an aggregate principal amount of up to the Commitment, and Lenders are prepared to provide such term loan facility upon the terms and subject to the conditions set forth in this Agreement.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1

DEFINITIONS AND ACCOUNTING TERMS

Section 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Accelerating Lender” means any Lender that has terminated its Commitments and accelerated any Advances owing to it pursuant to Section 7.01; provided that, if an Event of Default of the type specified in Section 7.01(f) has occurred and the Advances of all Lenders have automatically become due, each Lender shall be considered an “Accelerating Lender” hereunder.

“Acceptable Collateral” means any of the following assets of Borrower, if (x) subject to a first priority Lien under the Security Documents and (y) the Collateral Requirement has been satisfied with respect thereto:

(a)	Cash and Cash Equivalents held in the Collateral Accounts;

(b)	security entitlements in respect of Collateral Shares, as long as:

(i)

such Collateral Shares are registered in the name of DTC or its nominee, maintained in the form of book entries on the books of DTC, and, subject to the Issuer Agreement, are allowed to be settled through DTC’s regular book-entry settlement services;

(ii)

such Collateral Shares and such security entitlements are not subject to (A) any Transfer Restriction (other than Existing Transfer Restrictions), (B) any Restrictive Condition (other than Existing Restrictive Conditions) or (C) any Lien (other than Permitted Liens);

(iii)	such Collateral Shares are duly authorized, validly issued, fully paid and non-assessable;

(iv)	such Collateral Shares were deposited into, or credited to, the Collateral Accounts;

(c)	security entitlements in respect of Collateral Units, as long as:

(i)

such Collateral Units and such security entitlements are not subject to (A) any Transfer Restriction (other than Existing Transfer Restrictions), (B) any Restrictive Condition (other than Existing Restrictive Conditions) or (C) any Lien (other than Permitted Liens);

(ii)	such Collateral Units are duly authorized, validly issued, fully paid and non-assessable;

(iii)	the pledge of such Collateral Units is reflected in the books and records of PCIH;

(d)	security entitlements in respect of Class B Collateral Shares, as long as:

(i)

such Class B Collateral Shares and such security entitlements are not subject to (A) any Transfer Restriction (other than Existing Transfer Restrictions), (B) any Restrictive Condition (other than Existing Restrictive Conditions) or (C) any Lien (other than Permitted Liens);

(ii)	such Class B Collateral Shares are duly authorized, validly issued, fully paid and non-assessable;

(iii)	the pledge of such Class B Collateral Shares is reflected in the books and records of the Company; and

(e)	any Other Acceptable Collateral held in or credited to any Collateral Account.

For the avoidance of doubt, no Acceptable Collateral consisting of Collateral Shares, Collateral Units or Class B Collateral Shares may be pledged after the Closing Date.

“Act” has the meaning specified in Section 9.15.

“Activities” has the meaning specified in Section 8.02(b).

“Adjustment Determination Date” means, in respect of any Facility Adjustment Event or Potential Facility Adjustment Event, the date on which the Calculation Agent has notified Borrower of (i) the adjustments that will be made to the terms of the Margin Loan Documentation on account thereof or (ii) its determination that no such adjustments under Section 9.01 are necessary.

“Adjustment Determination Period” means the period beginning on, and including, the date on which a Facility Adjustment Event or Potential Facility Adjustment Event occurs and ending on, and including, the earlier of (i) the related Adjustment Determination Date and (ii) the fifth Business Day following such occurrence.

“Administrative Agent” means Citibank, N.A., in its capacity as administrative agent under any of the Margin Loan Documentation, or any successor administrative agent hereunder (including, without limitation, any successor appointed under Section 8.09), subject to Section 2.12.

“ADTV” means, in respect of any date of determination, the product of (a) the average daily trading volume of the Shares on the Exchange (excluding elements of such average daily trading volume that may be attributed to any block trade that occurs on any such Scheduled Trading Day and any after-hours trading or any other trading outside the regular trading session on any such Scheduled Trading Day) measured over a 30 Scheduled Trading Day period ending on (i) that date of determination, in the event that such determination is made after 4:00 p.m. on any Scheduled Trading Day that is not a Disrupted Day and (ii) otherwise, on the immediately preceding Scheduled Trading Day that is not a Disrupted Day and (b) the Reference Price as of such date of determination, in each case as determined by the Calculation Agent.

“ADTV Event” means, at any time ADTV is calculated, ADTV has fallen below the ADTV Reference.

“ADTV Reference” has the meaning specified in the Fee and Ratio Letter.

“Advance” has the meaning specified in Section 2.01(a).

“Affiliate” means, with respect to any Person, another Person that directly or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Affiliated Lender” has the meaning specified in Section 9.07(a).

“Agent” means each of Administrative Agent and Calculation Agent.

“Agented Lender” means any Lender who has taken an Advance hereunder by assignment, but has not yet entered into a joinder to the Security Agreement and a Control Agreement with respect to the Collateral securing the Obligations owing to it. Any reference in the Margin Loan Documentation to the Applicable Lender with respect to an Agented Lender shall be to the Lender who assigned an Advance to such Agented Lender, and vice versa.

“Agent’s Group” has the meaning specified in Section 8.02(b).

“Agreement” means this Margin Loan Agreement.

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, as amended, and all rules or regulations promulgated thereunder and the U.K. Bribery Act of 2010.

“Applicable Lender” means any Lender other than an Agented Lender.

“Applicable Percentage” means, subject to Section 2.12, with respect to any Lender at any time, (a) the aggregate principal amount of such Lender’s Advances divided by (b) the aggregate principal amount of the Advances owed to all Lenders; provided that, prior to the Closing Date, “Applicable Percentage” means, with respect to any Lender, (a) such Lender’s Commitment divided by (b) the aggregate Commitments of all Lenders. For purposes of determining the “Pro Rata Basis” under Section 2.06(f), “Applicable Percentage” means, with respect to any Lender at any time, (a) the applicable percentage of such Lender’s Advances divided by (b) the aggregate principal amount of Advances owed to all Lenders.

“Applicable Rate” means, with respect to any Advance, (a) LIBOR plus the Spread; provided that if LIBOR cannot be determined with respect to any Interest Period for any reason, Applicable Rate means, with respect to any day in such Interest Period, a rate per annum equal to (a) the greater of (i) the Prime Rate in effect on such day and (ii) the Federal Funds Rate in effect on such day plus 1⁄2 of 1% plus (b) the Spread (such alternative rate as described in this proviso, the “Alternate Rate”). Any change in the Applicable Rate due to a change in the Prime Rate or the Federal Funds Rate shall be effective from and including the effective date of such change in the Prime Rate or the Federal Funds Rate, as the case may be.

“Attributable Debt” means, on any date, (a) in respect of any capital lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP, and (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease payments under the relevant lease that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease were accounted for as a capital lease.

“Authorized Representative” means, as applied to any Person, any authorized signatory or Responsible Officer appointed or designated in accordance with such Person’s Organization Documents.

“Available Tenor” means, as of any date of determination and with respect to the then- current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (d) of Section 2.16.

“Bankruptcy Action” means any of the following, with respect to any Person: (a) to institute any proceedings to adjudicate such Person as bankrupt or insolvent, (b) to institute or consent to the institution of bankruptcy, reorganization or insolvency proceedings against such Person or file a bankruptcy petition or any other petition seeking, or consenting to, reorganization or relief with respect to such Person under any Debtor Relief Law, (c) to file or consent to a petition seeking liquidation, reorganization, dissolution, winding up or similar relief with respect to such Person, (d) to consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or conservator (or other similar official) of such Person or any part of its property, (e) to make any assignment for the benefit of such Person’s creditors, (f) to cause such Person to admit in writing its inability to pay its debts, or (g) to take any action in furtherance of any of the foregoing.

“Bankruptcy Code” means the United States Bankruptcy Code.

“Basel III” means, collectively, those certain agreements on capital and liquidity standards contained in “Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems,” “Basel III: International Framework for Liquidity Risk Measurement, Standards and Monitoring,” and “Guidance for National Authorities Operating the Countercyclical Capital Buffer,” each as published by the Basel Committee on Banking Supervision in December 2010 (as revised from time to time), and “Basel III: The Liquidity Coverage Ratio and Liquidity Risk Monitoring Tools,” as published by the Basel Committee on Banking Supervision in January 2013 (as revised from time to time).

“Benchmark” means, initially, LIBOR; provided that if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (a) of Section 2.16.

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(1) the sum of: (a) Term SOFR and (b) the related Benchmark Replacement Adjustment;

(2) the sum of: (a) Daily Simple SOFR and (b) the related Benchmark Replacement Adjustment;

(3) the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then- prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for U.S. dollar-denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment; provided that, in the case of clause (1), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion.

If the Benchmark Replacement as determined pursuant to clause (1), (2) or (3) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Margin Loan Documentation.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(1) for purposes of clauses (1) and (2) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Administrative Agent: (a) the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor; (b) the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(2) for purposes of clause (3) of the definition of “Benchmark Replacement,” the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar denominated syndicated credit facilities; provided that, in the case of clause (1) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Administrative Agent in its reasonable discretion.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, the formula for calculating any successor rates identified pursuant to the definition of “Benchmark Replacement” (including whether such formula shall be cumulative or non-cumulative) , the formula, methodology or convention for applying the successor Floor to the successor Benchmark Replacement and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent reasonably decides is necessary in connection with the administration of this Agreement and the other Margin Loan Documentation).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein; or

(3) in the case of an Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Required Lenders.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Margin Loan Documentation in accordance Section 2.16 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Margin Loan Documentation in accordance with Section 2.16.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership contemplated by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Book-entry Collateral Shares” means Collateral Shares that are “uncertificated securities” (within the meaning of Article 8 of the UCC) that are registered in the name of Custodian on the books of the Company and its transfer agent.

“Borrower” has the meaning specified in the preamble hereto.

“Borrowing Request” has the meaning specified in Section 4.01(i).

“Brokerage Sale Transaction” has the meaning specified in Section 2.06(c).

“Business Day” means any day on which commercial banks are open for business in New York City, United States, and, if such day relates to any interest rate setting for any Advance or any payments in respect of any Advance (other than, for the avoidance of doubt, for purposes of the definition of “Cure Time”), means any such day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

“Calculation Agent” means Citibank, N.A., or any successor calculation agent hereunder (including, without limitation, any successor appointed under Section 8.09), acting in accordance with Section 9.18, subject to Section 2.12.

“Cash” means all cash in Dollars.

“Cash Equivalents” means any readily marketable direct obligations of the Governmental Authority of the United States or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the Government of the United States having a maturity of not greater than 12 months from the date of issuance thereof.

“Change in Law” means the occurrence, after the date of this Agreement, of (a) the adoption of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the interpretation or application thereof by any Governmental Authority or (c) compliance by any Lender (or, for purposes of Section 2.07(b), by any lending office of any Lender or by any Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and all rules, regulations or directives thereunder or issued in connection therewith relating to capital and liquidity requirements and (y) all rules, regulations or directives issued pursuant to Basel III, shall be deemed to have been introduced or adopted after the date of this Agreement, regardless of the date enacted, adopted or issued.

“Change of Control” means, with respect to Borrower or the Company, any event or transaction, or series of related events or transactions, the result of which is that (i) in the case of Borrower, Parents cease to own 100% of the voting equity of Borrower directly or indirectly, or (ii) in the case of the Company, (A) any event or transaction, or series of related events or transactions, the result of which a “person” or “group” becomes the “beneficial owner” of voting equity representing more than 50% of the voting power of its voting equity (all within the meaning of Section 13(d) of the Exchange Act and the rules promulgated thereunder) or (B) a sale, lease, or transfer, in one or a series of related transactions, of all or substantially all of the Company’s consolidated assets to another Person that is not a directly or indirectly wholly owned subsidiary of the Company.

“Charges” has the meaning specified in Section 9.16.

“Citi Private Bank” means Citi Private Bank, a business of Citigroup Inc.

“Class B Collateral Shares” means any shares of Class B Shares over which Liens are purported to be granted under the Security Agreement and at any time constitute “securities” under Section 8-102 or Section 8-103(c) of the UCC.

“Class B Shares” means the Class B common stock of the Company, par value $0.0001 per share.

“Closing Date” means the first date on which each of the conditions precedent to the Advances in Section 4.01 has been satisfied or waived in accordance therewith.

“Closing Sale Price” means, on any Scheduled Trading Day, the closing sale price (or if no closing sale price is reported, the average of the last bid and ask prices or, if more than one in either case, the average of the last bid and the last ask prices, in each case, at the scheduled closing time) per Share as reported by the Exchange.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all Shares and Units (and, in each case security entitlements in respect thereof), Cash, Cash Equivalents and other personal property over which Liens are purported to be granted under the Security Agreement.

“Collateral Accounts” means each of the “Collateral Accounts” specified in the Security Agreement and with respect to which a Control Agreement is in effect.

“Collateral Call Acknowledgment” has the meaning specified in Section 2.06(c).

“Collateral Call Notice” has the meaning specified in Section 2.06(c).

“Collateral Call Notice Deadline” means 8:00 p.m.; provided that if, following a Collateral Shortfall on any Scheduled Trading Day, (i) Administrative Agent fails to deliver a Collateral Call Notice by 8:00 p.m., and (ii) Administrative Agent is replaced by Required Lenders pursuant to Section 8.09, the “Collateral Call Notice Deadline” shall be extended to 10:00 p.m.

“Collateral Requirement” means, at any time, that all steps required under applicable Law, if any, or reasonably requested by any Applicable Lender shall have been taken to ensure that the Security Documents create a valid, first priority, perfected Lien (subject only to Permitted Liens) on all the Collateral that is perfected by (i) control (within the meaning of the UCC), to the extent such Collateral is capable of perfection by control under the UCC or (ii) filing of a UCC financing statement, to the extent such Collateral is not capable of perfection by control under the UCC.

“Collateral Shares” means any Shares over which Liens are purported to be granted under the Security Agreement, including Shares obtained upon any exchange of the Collateral Units and the surrender and cancellation of the same number of Class B Collateral Shares for Shares.

“Collateral Shortfall” means, on any date, that the LTV Ratio as of such date is greater than the LTV Margin Call Level; provided that for the purpose of determining whether a Collateral Shortfall has occurred on the first Scheduled Trading Day following the delivery of a Collateral Call Notice relating to a Collateral Shortfall that has not yet been cured, the LTV Ratio shall be determined as if the amount of Cash necessary to cure such Collateral Shortfall were subtracted from “Net Obligations.” A Collateral Shortfall shall be considered “cured” at the time that Borrower causes the LTV Ratio (determined based on the Reference Price as in effect on the date that the Collateral Shortfall occurred) to be less than or equal to the LTV Maintenance Level pursuant to Section 2.06(c).

“Collateral Units” means any Units over which Liens are purported to be granted under the Security Agreement and at any time constitute “securities” under Section 8-102 or Section 8- 103(c) of the UCC.

“Commitment” means, with respect to each Lender, the commitment of such Lender to make an Advance hereunder on the Closing Date, as set forth in Schedule I hereto.

“Commitment Fee” means, with respect to each Lender, a fee on the daily undrawn portion of the Commitment for such Lender, which shall accrue at any time that any Advances remain outstanding, at a rate per annum equal to the Commitment Fee Rate, calculated on the basis of the actual days elapsed and a year of 360 days and payable in arrears on each day interest is due pursuant to Section 2.03.

“Commitment Fee Rate” has the meaning specified in the Fee and Ratio Letter.

“Communication” has the meaning specified in Section 5.06.

“Company” means Cano Health, Inc., a Delaware corporation.

“Company Trading Suspension” means the occurrence of three consecutive Disrupted Days.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Control Agreements” means those certain account control agreements, in each case, dated as of the Closing Date (or any later date on which any Person becomes an Applicable Lender), among Borrower, Custodian and an Applicable Lender, substantially in the form of Exhibit C (as amended, modified, supplemented or replaced from time to time).

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Cure Time” means, in respect of any Collateral Shortfall, 4:00 p.m. on the second Business Day following the Scheduled Trading Day on which the related Collateral Call Notice is given; provided that if any Collateral Call Notice is given on a day that is not a Scheduled Trading Day, such Collateral Call Notice shall be deemed to have been given at the open of business on the immediately following Scheduled Trading Day.

“Custodian” means Citigroup Global Markets Inc., or any successor appointed by Borrower with the consent of each Applicable Lender.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Debtor Relief Laws” means the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Delisting” means that the Exchange or the Company announces that pursuant to the rules of the Exchange, the Shares have ceased or will cease to be listed, traded or publicly quoted on the Exchange for any reason, and no other Designated Exchange has announced that it has accepted the Shares for listing, trading or quotation, which shall be effective contemporaneously with, or prior to, such cessation.

“Designated Exchange” means any of The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market, or (in each case) any successor thereto.

“Disrupted Day” means any Scheduled Trading Day on which due to any failure of the Exchange to open for trading during its regular trading session or the occurrence or existence of a Market Disruption Event, the Calculation Agent is unable to determine the Closing Sale Price.

“Dollars” and “$” mean the lawful money of the United States.

“DTC” means The Depository Trust Company or its successor.

“DTC Collateral Shares” means Collateral Shares that are registered in the name of DTC or its nominee, maintained in the form of book entries on the books of DTC, and, subject to the Issuer Agreement, are allowed to be settled through DTC’s regular book-entry settlement services.

“Early Closure” means the closure on any Scheduled Trading Day of the Exchange prior to its scheduled closing time for such day.

“Early Opt-in Election” means, if the then-current Benchmark is LIBOR:

(1) a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that outstanding U.S. dollar-denominated credit facilities in the U.S. margin lending market at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such facilities are identified in such notice and are publicly available for review), and

(2) the joint election by the Administrative Agent and the Borrower to trigger a fallback from LIBOR and the provision by the Administrative Agent of written notice of such election to the Lenders.

“Employee Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA which is or was sponsored, maintained or contributed to by, or required to be contributed to by, Borrower.

“Equity Interests” means, with respect to any Person, all of the shares in the capital or shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares in the capital or shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares in the capital or shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, whether economic or non-economic, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor thereto.

“ERISA Affiliate” means, as applied to any Person, (a) any corporation which is a member of a controlled group of corporations within the meaning of Section 414(b) of the Code of which that Person is a member; (b) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Code of which that Person is a member; and (c) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Code of which that Person, any corporation described in clause (a) above or any trade or business described in clause (b) above is a member. Any former ERISA Affiliate of Borrower shall continue to be considered an ERISA Affiliate of Borrower within the meaning of this definition with respect to the period such entity was an ERISA Affiliate of Borrower and with respect to liabilities arising after such period for which Borrower could be liable under the Code or ERISA.

“ERISA Plan” has the meaning specified in Section 3.17.

“Erroneous Payment” has the meaning assigned to it in Section 8.10(a).

“Erroneous Payment Deficiency Assignment” has the meaning assigned to it in Section 8.10(d).

“Erroneous Payment Impacted Class” has the meaning assigned to it in Section 8.10(d).

“Erroneous Payment Return Deficiency” has the meaning assigned to it in Section 8.10(d).

“Erroneous Payment Subrogation Rights” has the meaning assigned to it in Section 8.10(d).

“Event of Default Notice” has the meaning specified in Section 7.01.

“Events of Default” has the meaning specified in Section 7.01.

“Exchange” means The New York Stock Exchange or its successor or, if not listed for trading on such exchange, the Designated Exchange that is the primary trading market for the Shares.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Business Day” means any day on which the Exchange is open for trading during its regular trading session, notwithstanding the Exchange closing prior to its scheduled closing time.

“Exchange Disruption” means any event that materially disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for, the Shares on the Exchange on any Scheduled Trading Day as reasonably determined by the Calculation Agent, or the inability of the Calculation Agent, on account of a trading suspension or otherwise, to determine the Reference Price of the Shares by reference to transactions or bid or ask prices for the Shares on the Exchange on any Scheduled Trading Day.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Lender or Agent or required to be withheld or deducted from a payment to a Lender or Agent: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Lender or Agent being organized under the laws of, having its principal office or, in the case of a Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in an Advance or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Advance or Commitment or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.08, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender acquired the applicable interest in such Advance or Commitment or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Lender’s or Agent’s failure to comply with Section 2.08(e) and (d) any withholding Taxes imposed under FATCA.

“Existing Restrictive Condition” means any Restrictive Condition set forth in the Lock- Up Agreement or the PCIH LLC Agreement, as applicable, as modified to the extent applicable by the Issuer Agreement, as of the Closing Date.

“Existing Transfer Restrictions” means Transfer Restrictions on any of the Collateral Shares:

(a) on account of the fact that the Collateral Shares are “restricted securities” within the meaning of Rule 144, with a holding period for purposes of Rule 144(d) that began no later than June 3, 2021, or that the Borrower may be deemed to be an “affiliate” of the Company within the meaning of Rule 144;

(b) on account of the fact that the Company is an “issuer” described in Rule 144(i)(1); and

(c) as contemplated in the Lock-Up Agreement or the PCIH LLC Agreement, as applicable, as modified to the extent applicable by the Issuer Agreement, as of the Closing Date.

“Extension Lenders” has the meaning specified in Section 2.14.

“Extraordinary Distribution” means any dividend, issuance or distribution by the Company of cash, securities or property to holders of the Shares other than an Ordinary Cash Dividend or a Spin-off.

“Facility” means the credit facility contemplated by this Agreement.

“Facility Adjustment Event” has the meaning specified in the Fee and Ratio Letter.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.

“Federal Funds Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Fee and Ratio Letter” means that certain Fee and Ratio Letter, dated as of the date hereof, among Borrower, Lender, Administrative Agent and Calculation Agent.

“Final Maturity Date” means the earliest of: (a) the Scheduled Maturity Date; (b) the date on which the Facility is terminated pursuant to Section 2.06; and (c) the date on which all Commitments otherwise terminate pursuant to this Agreement.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to LIBOR.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Free Float” means, as of any date of determination, the number of Shares equal to (i) the total number of Shares then issued and outstanding minus (ii) the total number of Shares “beneficially owned” within the meaning of Rule 13d-3 under the Exchange Act or otherwise held, without duplication, and only to the extent reflected in the total number of Shares then issued and outstanding in clause (i), by (a) any officer or director of the Company or (b) any “person” or “group” that “beneficially owns” (in each case within the meaning of Section 13(d) of the Exchange Act) more than 10% of the total Shares issued and outstanding (excluding (1) any “person” or “group” that is an institutional investment manager within the meaning of Section 13(f) of the Exchange Act or (2) any “person” or “group” that has disclosed its holdings of Shares on a Schedule 13G), as determined by Calculation Agent by reference to any publicly available information issued by the Company, any publicly available filings with, or order, decree, notice or other release or publication of, any Governmental Authority and/or any other publicly available information Calculation Agent reasonably deems relevant. For purposes of clause (ii) above, any Long Position relating to Shares held by any “person” or “group” (within the meaning of Section 13(d) of the Exchange Act) shall be deemed to be “beneficial ownership” of the full number of Shares underlying such Long Position; provided that, for the avoidance of doubt, for purposes of clause (ii) above, Shares that are “beneficially owned” by more than one officer, director, “person” or “group” shall be included only once in determining the total number of Shares “beneficially owned” by all officers, directors, “persons” and “groups.”

“Free Float Event” means, at any time Free Float is calculated, the Free Float has fallen below the Free Float Reference.

“Free Float Reference” has the meaning specified in the Fee and Ratio Letter

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Authority” means the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“guarantee” means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (v) as an applicant in respect of any letter of credit or letter of credit guaranty issued to support such Indebtedness, or

(b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien). The amount of any guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “guarantee” as a verb has a corresponding meaning.

“Indebtedness” means, as to any Person as of any date of determination, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP, (a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments; (b) all direct or contingent payment obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments; (c) net payment or delivery obligations of such Person under any Swap Contract; (d) all payment obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and, in each case, not past due for more than 90 days after the date on which such trade account payable was created); (e) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse; (f) capital leases and Synthetic Lease Obligations; (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Equity Interest in such Person or any other Person, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and (h) all guarantees of such Person in respect of any of the foregoing. For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of any capital lease or Synthetic Lease Obligation as of any date shall be deemed to be the amount of Attributable Debt in respect thereof as of such date.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of Borrower under any Margin Loan Documentation and (b) to the extent not otherwise described in clause (a) of this definition, Other Taxes.

“Indemnitee” has the meaning specified in Section 9.04(b).

“Individual Parent” means Marlow B. Hernandez.

“Information” has the meaning specified in Section 9.11.

“Insolvency Event” means, with respect to any Person, (i) the voluntary or involuntary liquidation, bankruptcy, insolvency, dissolution or winding-up of, or any analogous proceeding affecting, such Person, (ii) such Person institutes or has instituted against it by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, or consents to, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights with respect to such Person, or any other petition is presented by any such Person or any creditor of such Person or any Governmental Authority for such Person’s liquidation, bankruptcy, insolvency, dissolution or winding-up, or (iii) the occurrence of any event of the type set forth in Section 7.01(f) (with references therein to any “Borrower” being deemed replaced by references to such Person).

“Interest Payment Date” means March 1, June 1, September 1 and December 1 of each year (starting from December 1, 2021) and the Scheduled Maturity Date; provided that if any Interest Payment Date would fall on a day other than a Business Day, such Interest Payment Date shall be extended to the next succeeding Business Day.

“Interest Period” means, for any Advance, each period (a) commencing on, and including, an Interest Payment Date or, in the case of the initial such period for such Advance, the date on which such Advance is made and (b) ending on, but excluding, the next succeeding Interest Payment Date.

“IRS” means the United States Internal Revenue Service.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“Issuer Agreement” means the Issuer Agreement dated as of the Closing Date executed by the Company, PCIH, Borrower and Lenders, substantially in the form of Exhibit D (as amended, modified, supplemented or replaced from time to time).

“Judgment Currency” has the meaning specified in Section 9.14.

“Law” means, with respect to any Person, collectively, all international, foreign, U.S. Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case that is applicable to such Person or such Person’s business or operation and whether or not having the force of law.

“Lender Appointment Period” has the meaning specified in Section 8.06.

“Lender” has the meaning specified in the preamble hereto, subject to Section 2.12.

“LIBOR” means, with respect to any Advance on any day, the London interbank offered rate administered by ICE Benchmark Administration (or any other Person that takes over administration of such rate) appearing on Bloomberg Page “US0003M Index <GO>” (or on any successor or substitute page designated by Administrative Agent from time to time) at approximately 11:00 a.m., London time, on the date two Business Days prior to the first day of the relevant Interest Period, as the rate for Dollars for such Interest Period; provided that if LIBOR would otherwise at any time be less than zero, LIBOR will be deemed to be zero. For purposes of the preceding sentence, LIBOR for any Interest Period of a length for which rates do not appear on such Bloomberg Page shall be determined by Administrative Agent through the use of straight line interpolation between such rate for the period of time closest to, and shorter than, the length of such Interest Period and such rate for the period of time closest to, and longer than, the length of such Interest Period, or if there is no such shorter period, the rate for the shortest period for which a rate appears on such Bloomberg Page.

“Lien” means any mortgage, pledge, hypothecation, collateral assignment, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any instrument or arrangement having substantially the same economic effect as any of the foregoing).

“Lock-Up Agreement” means the Lock-up Agreement, dated as of June 2, 2021, by and between the Company and the Borrower.

“Long Position” means, with respect to shares of any type, any over-the-counter derivative instrument entered into with, or security or structured note issued by, a bank, dealer or other financial institution that, in each case, can reasonably be expected to hedge its equity price risk with respect to such shares, that is (i) a “call equivalent position” within the meaning of Rule 16a-1(b) of the Exchange Act, including any of the foregoing that would have been a “call equivalent position” but for the exclusion in Rule 16a-1(c)(6) of the Exchange Act, or (ii) otherwise constitutes an economic long position in respect of such shares, in each case as determined by Calculation Agent by reference to any publicly available information issued by the Company, any publicly available filings with, or order, decree, notice or other release or publication of, any Governmental Authority and/or any other publicly available information Calculation Agent reasonably deems relevant.

“LTV Initial Level” has the meaning specified in the Fee and Ratio Letter.

“LTV Maintenance Level” has the meaning specified in the Fee and Ratio Letter. “LTV Margin Call Level” has the meaning specified in the Fee and Ratio Letter.

“LTV Ratio” means, as of any date of determination, the quotient (expressed as a percentage) of (i) the Net Obligations divided by (ii) the sum of (a) the Share Collateral Value and (b) the product, for each type of Other Acceptable Collateral, of (1) 100% less the applicable Other Acceptable Collateral Haircut and (2) the aggregate fair market value of the Other Acceptable Collateral of such type, as reasonably determined by the Calculation Agent, in each case on such date.

“LTV Release Level” has the meaning specified in the Fee and Ratio Letter.

“Make Whole Amount” means, with respect to any Make Whole Event, an amount equal to the product of (i) the principal amount of such Advance being prepaid, (ii) the Spread and (iii) the number of calendar days from, and including, the date of such prepayment to, and including, the Make Whole End Date divided by 360.

“Make Whole End Date” means the date that is 12 months following the Closing Date.

“Make Whole Event” means any repayment of an Advance by Borrower following acceleration of the Advances as a result of an Event of Default, in whole or in part, prior to the Make Whole End Date.

“Mandatory Prepayment Event” has the meaning specified in the Fee and Ratio Letter.

“Mandatory Prepayment Event Notice” has the meaning specified in Section 2.06(b).

“Mandatory Prepayment Event Notice Deadline” means 8:00 p.m.; provided that if (i) a Mandatory Prepayment Event exists on any Scheduled Trading Day and any Lender requests Administrative Agent to deliver a Mandatory Prepayment Event Notice in connection therewith prior to 5:00 p.m. on such Scheduled Trading Day, (ii) Administrative Agent fails to deliver such Mandatory Prepayment Event Notice by 8:00 p.m. on such Scheduled Trading Day, and (iii) Administrative Agent is replaced by Required Lenders pursuant to Section 8.09, the “Mandatory Prepayment Event Notice Deadline” shall be extended to 10:00 p.m.

“Margin Loan Documentation” means, collectively, this Agreement, the Security Agreement, the Control Agreements, the Issuer Agreement, the Parent Agreement and each agreement or instrument delivered pursuant to the foregoing or the Collateral Requirement.

“Margin Regulations” means Regulation U or X, as applicable.

“Market Disruption Event” means an Early Closure, an Exchange Disruption or a Trading Disruption, in each case, which the Calculation Agent determines is material.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, liabilities and financial condition of Borrower, (b) the ability of Borrower to perform any of its payment obligations under the Margin Loan Documentation, (c) the Collateral, the Lenders’ Liens on the Collateral or the priority of such Liens, or (d) the remedies available to Lenders under the Margin Loan Documentation, in each case taken as a whole.

“Material Nonpublic Information” means information regarding the Company and its Subsidiaries that is not generally available to the public that a reasonable investor would likely consider important in deciding whether to buy, sell or hold Shares.

“Material Status Change” means an amendment to the Company’s Organization Documents, entry into a new agreement or modification to an existing agreement, or any other event or condition, in each case, that imposes a new Transfer Restriction or Restrictive Condition or modifies an Existing Transfer Restriction or Existing Restrictive Condition on the Shares if, in any such case, the Calculation Agent determines that there is a material risk that such imposition or modification would (x) materially reduce the amount of proceeds an Applicable Lender would realize upon a foreclosure on the Shares, (y) materially delay the ability of an Applicable Lender to realize such proceeds upon a foreclosure on the Shares or (z) materially limit (1) the remedies that would be available to an Applicable Lender following an Event of Default, (2) the type of potential purchasers that are permitted to purchase Shares, or (3) the number of Shares that any potential purchasers would be permitted to purchase (in each case, after giving effect to the terms of the Margin Loan Documentation).

“Maturity Extension Effective Date” has the meaning specified in Section 2.14.

“Maximum Rate” has the meaning specified in Section 9.16.

“Merger Event” means any transaction or event, or series of related transaction(s) and/or event(s), that is, or results in (i) a reclassification or change of the Shares that results in a transfer of or an irrevocable commitment to transfer all of the Shares outstanding to another Person, (ii) (A) a consolidation, amalgamation, merger or binding equity exchange of the Company with or into, or a sale or other disposition of all or substantially all of the Company’s consolidated assets to, another Person (other than a consolidation, amalgamation, merger or binding equity exchange in which the Company is the continuing Person and the Shares are not exchanged for, or converted into, any other securities or property) or (B) any acquisition or similar transaction (including pursuant to a consolidation, amalgamation, merger or binding equity exchange) by the Company or any of its Subsidiaries, excluding (a) any transaction between the Company and any of its wholly-owned Subsidiaries or among any such wholly-owned Subsidiaries and (b) any transaction for which (x) the Company or the relevant Subsidiary is the continuing Person and the Shares are not exchanged for, or converted into, any other securities or property, and (y) the enterprise value of the Person or Persons being acquired (or, in the case of an acquisition of assets, the fair market value thereof) is less than 50% of the enterprise value of the Company, in each case, as of the date on which the transaction is announced, as determined by the Calculation Agent or (iii) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any Person in which such Person purchases or obtains 100% of the outstanding voting equity of the Company (other than such voting equity owned or controlled by such other Person), in each case, as reasonably determined by the Calculation Agent.

“Net Cash Proceeds” means, with respect to any Permitted Sale Transaction, the gross proceeds from such transaction less the sum of (i) any taxes payable by Borrower in respect of such transaction, (ii) any brokerage or underwriting fees in respect of such transaction and (iii) any costs, fees and expenses related to such transaction, in each case whether paid or expected to be paid as of the date of determination.

“Net Obligations” means, as of any date of determination, the Total Accrued Loan Amount on such date less the sum of (i) the face amount of all Cash credited to the Collateral Accounts on such date and (ii) the aggregate fair market value of Cash Equivalents constituting Acceptable Collateral on such date, as determined by the Calculation Agent.

“Obligations” means all Advances to, and all debts, liabilities, obligations, covenants, indemnifications, and duties of, Borrower arising under any Margin Loan Documentation or otherwise with respect to the Advances and any Erroneous Payment Subrogation Rights, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest, any fees (including the Commitment Fee) that accrue after the commencement by or against Borrower of any proceeding under any Debtor Relief Laws naming Borrower as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“Ordinary Cash Dividend” means any (i) regular, periodic dividend on any Shares payable in cash from the earnings, profits or retained surplus of Company, including any dividend designated as an “ordinary dividend” by Company and (ii) other dividend reasonably determined by the Calculation Agent to constitute an ordinary cash dividend (other than an Extraordinary Distribution or a Spin-off).

“Organization Documents” means, (a) with respect to any corporation or exempted company, the certificate or articles of incorporation and the bylaws, the memorandum and articles of association (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation, registration or organization, and the limited liability company agreement or operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with, or issued by, the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Acceptable Collateral” means any Collateral that does not constitute Acceptable Collateral, and is acceptable to Administrative Agent in its sole discretion.

“Other Acceptable Collateral Haircut” means a commercially reasonable discount to the value of any Other Acceptable Collateral, determined by the Calculation Agent, taking into account any applicable Transfer Restrictions, liquidity, volatility and other factors that the Calculation Agent deems appropriate to reflect the actual realizable cash value of such Other Acceptable Collateral, expressed as a percentage.

“Other Connection Taxes” means, with respect to any Lender or Agent, Taxes imposed as a result of a present or former connection between such Lender or Agent and the jurisdiction imposing such Tax (other than connections arising solely from such Lender or Agent having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Margin Loan Documentation, or sold or assigned an interest in any Advance or Margin Loan Documentation).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Margin Loan Documentation, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

“Parent” means each of Individual Parent and Trustee Parent (together, “Parents”).

“Parent Agreement” means that certain parent representation letter, dated as of the Closing Date, executed by Parents in favor of the Lenders from time to time party hereto and Borrower, substantially in the form set forth in Exhibit F hereto.

“Participant” has the meaning specified in Section 9.07(c).

“Participant Register” has the meaning specified in Section 9.07(c).“PCIH” means Primary Care (ITC) Intermediate Holdings, LLC.

“PCIH LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of PCIH.

“Pension Plan” means any employee benefit plan that is subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA which is, or was within the past five (5) years, sponsored, maintained or contributed to by, or required to be contributed to by, Borrower or any of its ERISA Affiliates.

“Permitted Assignee” means (i) Each Lender hereunder as of the Closing Date, (ii) Bank of America, N.A., Bank of Montreal, Bank of Nova Scotia, Barclays Bank plc, BNP Paribas, Canadian Imperial Bank of Commerce, Credit Agricole Corporate & Investment Bank, Credit Suisse AG, Deutsche Bank AG, Goldman Sachs Bank USA, HSBC Bank plc, ING Bank, Jefferies International Limited, JPMorgan Chase Bank, N.A., Macquarie Group Ltd., Mitsubishi UFJ Financial Group, Inc., Mizuho Bank, Ltd., Morgan Stanley Bank, N.A., MUFG Union Bank, N.A., Natixis, Nomura International plc, Royal Bank of Canada, Santander Bank, N.A., Standard Chartered Bank, Société Généralé, Sumitomo Mitsui Banking Corporation, UBS AG and Wells Fargo Bank, N.A. (or, in the case of any of the foregoing, any successor thereto) and (iii) any Affiliate of the foregoing which is a bank, as defined in Section 3(a)(6) of the Exchange Act.

“Permitted Contact” means any employee or agent of a Lender or any Affiliate thereof identified by such Lender from time to time as being on the “private” side of its internal information wall.

“Permitted Liens” means (a) Liens imposed by Law for taxes that are not yet due or which are being contested in good faith by appropriate proceedings (provided that adequate reserves are maintained in conformity with GAAP with respect to such contest), provided that, to the extent any such Liens covers any Collateral, any such Lien referred to in this clause (a) is junior to the Liens granted pursuant to the Security Documents and such Lien could not reasonably be expected to subject the Collateral to forfeiture or loss or otherwise be material, (b) Liens granted to the Applicable Lenders or Custodian pursuant to the Security Documents, (c) Liens imposed by Custodian, to the extent permitted under the Control Agreements, (d) with respect to any deposit account of Borrower that does not constitute, or contain, Collateral, any customary Lien in favor of the depositary bank and (e) Liens of any applicable securities exchange.

“Permitted Sale Transaction” has the meaning specified in Section 2.06(d)(ii).

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan Asset Regulation” means Department of Labor Regulation 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA.

“Potential Facility Adjustment Event” means the announcement by any Person of any transaction or event that, if consummated, completed or effected, would constitute a Facility Adjustment Event, or of any material change therein or the termination thereof, all as determined by Calculation Agent.

“Prime Rate” means the rate of interest per annum publicly announced from time to time by Administrative Agent as the prime rate; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective; provided that if Administrative Agent does not publicly announce any such prime rate, the “Prime Rate” shall be an analogous rate reasonably determined by Administrative Agent. Administrative Agent or any Lender may make commercial loans or other loans at rates of interest at, above or below the Prime Rate.

“Pro Rata Basis” means (i) for purposes of determining the allocation of Collateral of any type among the Applicable Lenders and the respective Collateral Accounts controlled by them, in proportion to each Applicable Lender’s Applicable Percentage (in each case, taken together with the Applicable Percentages of all Agented Lenders with respect to such Applicable Lender) and assuming that the Commitments were fully drawn, (ii) for purposes of determining the allocation of interest payments among Lenders, in proportion to the interest that has accrued and remains unpaid on each Lender’s Advances and (iii) for all other purposes, in proportion to each Lender’s Applicable Percentage, subject, in each case, to rounding to the nearest Share, USD 0.01 or item or unit of other securities or property, as applicable. For the avoidance of doubt, in the context of allocating Collateral of different types among the Applicable Lenders, Collateral Shares that are in different sub-accounts of the Collateral Accounts shall be considered different types of Collateral.

“Reference Price” means, at any time on any date of determination, the Closing Sale Price (a) on that date of determination, in the event that such determination is made after 4:00 p.m. on any Scheduled Trading Day that is not a Disrupted Day and (b) otherwise, on the immediately preceding Scheduled Trading Day that is not a Disrupted Day. Notwithstanding the foregoing, the “Reference Price” on a Disrupted Day shall be (i) the Reference Price on the immediately preceding Scheduled Trading Day that is not a Disrupted Day multiplied by (ii) (a) 100% less (b) an amount determined in good faith by Calculation Agent.

“Reference Time” with respect to any setting of the then-current Benchmark means (1) if such Benchmark is LIBOR, 11:00 a.m. (London time) on the day that is two London banking days preceding the date of such setting, and (2) if such Benchmark is not LIBOR, the time determined by the Administrative Agent in its reasonable discretion.

“Register” has the meaning specified in Section 9.07(b).

“Regulation U” means Regulation U issued by the FRB.

“Regulation X” means Regulation X issued by the FRB.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees and advisors of such Person and of such Person’s Affiliates.

“Relevant Agreement” has the meaning specified in Section 9.19.

“Relevant Delivery Deadline” has the meaning specified in the Issuer Agreement.

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

“Relevant Interests” has the meaning specified in Section 9.19.

“Required Lenders” means, at any time, Lenders with Applicable Percentages that in the aggregate exceed 50%, subject to Section 2.12; provided that, for purposes of Section 7.01, Section 8.09(a) or Section 8.09(b)(iii), so long as the Applicable Percentage of Administrative Agent and Calculation Agent, together with their Affiliates, is at least 50%, “Required Lenders” means Lenders with Applicable Percentages of, in the aggregate, at least 50%, subject to Section 2.12.

“Responsible Officer” means, with respect to any Person, any of the chief executive officer, chairman, president, chief financial officer, chief strategy officer or any vice president, secretary, assistant secretary or director of such Person, and, in the case of the Borrower, any officer authorized to execute the Margin Loan Documentation on behalf of the Borrower.

“Restricted Transaction” means (i) any financing transaction secured by or referencing any Shares, Class B Shares or Units, (ii) any grant, occurrence or existence of any Lien or other encumbrance on any Shares, Class B Shares or Units (other than any Permitted Lien and any Existing Transfer Restrictions) or (iii) any sale, swap, hedge (including by means of a physically- or cash-settled derivative or otherwise) or other transfer of, or relating to, any Shares, Class B Shares or Units; provided that a Restricted Transaction shall not include any Permitted Sale Transaction; provided further that, for the avoidance of doubt, the purchase of any Shares, Class B Shares or Units shall not be a Restricted Transaction.

“Restrictive Condition” means (i) any shareholders agreement, voting agreement, investor rights agreement, lock-up agreement or any similar agreement relating to Shares or Units, and (ii) any restriction, condition or requirement (whether or not under any law, rule, regulation, regulatory order or Organization Documents or contracts) relating to Shares or Units a holder thereof (whether beneficial, constructive or otherwise) or any pledgee thereof would be subject to, including without limitation, any registration requirement, ownership limitation, reporting or informational requirement or mandatory redemption or transfer.

“Rule 144” means Rule 144 under the Securities Act.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State.

“Sanctioned Country” means, at any time, a country or territory which is the subject or target of comprehensive Sanctions.

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person 50 percent or more owned directly or indirectly by one or more Persons identified in (a).

“Scheduled Maturity Date” has the meaning specified in the Fee and Ratio Letter.

“Scheduled Trading Day” means any day on which the Exchange is scheduled to be open for trading for its regular trading session or, in the event that the Shares are not listed, traded or quoted on any Designated Exchange, any Business Day.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Security Agreement” means the Pledge and Security Agreement, dated as of the Closing Date, executed by Borrower, the Administrative Agent and each Lender party hereto, substantially in the form of Exhibit B.

“Security Documents” means the Security Agreement, the Control Agreements and, with respect to the Collateral Units, the Issuer Agreement.

“Separateness Provisions” has the meaning specified in Section 5.10.

“Set-off Party” has the meaning specified in Section 9.13.

“Share Collateral Value” means, at any time of determination, the product of (i) the sum of (x) the number of Collateral Shares then constituting Acceptable Collateral (y) the number of Shares constituting Acceptable Collateral that the Lenders would receive by the Relevant Delivery Deadline following the exchange of the related Collateral Units in accordance with the terms of the PCIH LLC Agreement, together with the surrender and cancellation of the same number of Class B Collateral Shares, in accordance with the Company’s Organization Documents and (ii) the Reference Price at such time of determination; provided that, for purposes of determining the Share Collateral Value of the Shares that have been sold pursuant to any Permitted Sale Transaction and remain in the Collateral Accounts pending settlement thereof, the words “Reference Price at such time of determination” immediately above shall be deemed replaced with the words “the lesser of (x) the Reference Price at such time of determination and (y) the actual net sale price per Share in respect of such sold Shares”.

“Share Hedging Transactions” has the meaning specified in Section 9.04(d).

“Shares” means the shares of the Class A common stock, par value $0.0001 per share, of the Company.

“SOFR” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator’s Website on the immediately succeeding Business Day.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“Spin-off” means any distribution, issuance or dividend to holders of the Shares of any capital stock or other securities of another issuer owned (directly or indirectly) by the Company.

“Split-off” means any exchange offer by the Company or any Subsidiary thereof for Shares in which the consideration to be delivered to exchanging holders of Shares is capital stock or other securities of another issuer owned (directly or indirectly) by the Company.

“Spread” has the meaning specified in the Fee and Ratio Letter.

“Stock Price Adjustment Event” has the meaning specified in the Fee and Ratio Letter.

“Stock Price Trigger Event” means, on any Exchange Business Day, that the Reference Price for such Exchange Business Day is less than the Stock Price Trigger Threshold. For the avoidance of doubt, if on any Disrupted Day, the Reference Price has been reduced below the Stock Price Trigger Threshold, a Stock Price Trigger Event shall be deemed to have occurred.

“Stock Price Trigger Threshold” has the meaning specified in the Fee and Ratio Letter.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other entity of which the majority of the Equity Interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such corporation, partnership, limited liability company or other entity (irrespective of whether or not at the time securities or other ownership interests of any other class or classes of such corporation, partnership, limited liability company or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Swap Contract” means (a) any and all rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction, securities lending transaction, weather index transaction or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any of these transactions), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to- market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include any Lender or any Affiliate of any Lender).

“Synthetic Lease Obligation” means the monetary obligation of a Person under (a) a so- called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property (including sale and leaseback transactions), in each case, creating obligations that do not appear on the balance sheet of such Person but which, upon the application of any Debtor Relief Laws to such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Tender Offer” means a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any Person that results, or, if consummated, would result, in such Person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, greater than 10% of the Free Float (determined, for the avoidance of doubt, without regard to the beneficial ownership of such Person), as determined by the Calculation Agent, based upon the making of filings with governmental or self-regulatory agencies or such other publicly available information as the Calculation Agent deems relevant.

“Term SOFR” means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Threshold Amount” has the meaning specified in the Fee and Ratio Letter.

“Total Accrued Loan Amount” means, at any time, the aggregate outstanding principal amount of all Advances, together with accrued and unpaid interest thereon, any accrued and unpaid fees (including any applicable Make Whole Amount to the extent then due and payable and the Commitment Fee), and all reimbursable expenses and other Obligations together with accrued and unpaid interest thereon to such time.

“Trading Disruption” means any suspension of or limitation imposed on trading by the Exchange on any Scheduled Trading Day (whether by reason of movements in price exceeding limits permitted by the Exchange or otherwise) relating to the Shares.

“Transactions” means the execution, delivery and performance by Borrower and Parents of the Margin Loan Documentation, the grant of the security interest contemplated hereby or thereby and all transactions contemplated under the Margin Loan Documentation, including the borrowing of the Advances and use of proceeds thereof.

“Transfer Restrictions” means, with respect to any item of Collateral, any condition to or restriction on the ability of the owner or any pledgee thereof to pledge, sell, assign or otherwise transfer such item of Collateral or enforce the provisions thereof or of any document related thereto whether set forth in such item of Collateral itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement for such item of Collateral be consented to or approved by any Person, including, without limitation, the issuer thereof or any other obligor thereon, (ii) any limitation on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such item of Collateral, (iii) any requirement for the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any Person to the issuer of, any other obligor on or any registrar or transfer agent for, such item of Collateral, prior to the sale, pledge, assignment or other transfer or enforcement of such item of Collateral, and (iv) any registration or qualification requirement or prospectus delivery requirement for such item of Collateral pursuant to any federal, state, local or foreign securities law (including, without limitation, any such requirement arising under Section 5 of the Securities Act as a result of such item of Collateral being a “restricted security” or Borrower being an “affiliate” of the issuer of such item of Collateral, as such terms are defined in Rule 144).

“Trustee Parent” means Marlow B. Hernandez 2020 Family Trust.

“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the issue of perfection of security interests.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“United States” and “U.S.” mean the United States of America.

“Units” means the Class A Common Units of PCIH, exchangeable into Cash or Shares pursuant to the PCIH LLC Agreement.

“Upfront Fee” has the meaning specified in the Fee and Ratio Letter.

“Withholding Agent” means Borrower and Administrative Agent. Section 1.02. Times Of Day. Unless otherwise specified, all references herein to times of day shall be references to New York City time (daylight or standard, as applicable).

Section 1.03. Terms Generally.

(a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) except to the extent Agents’ or Lenders’ consent is required as provided herein, any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. In the computation of periods of time from a specified date to a later specified date, unless expressly specified otherwise, the word “from” means “from and including” the words “to” and “until” each mean “to but excluding” and the word “through” means “to and including.”

(b) Section headings herein and in the other Margin Loan Documentation are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Margin Loan Documentation.

(c) Determinations, consents, approvals or any other actions or non-actions taken by or determined by any Agent or Lender shall be made in good faith and, unless otherwise stated herein, its reasonable discretion.

Section 1.04. Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if Borrower notifies Administrative Agent, who shall give to each Lender prompt notice thereof, that Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if Administrative Agent, upon the request of any Lender, notifies Borrower that such Lender requests an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

ARTICLE 2

AMOUNTS AND TERMS OF THE ADVANCES

Section 2.01. The Advances.

(a) Advances. Subject to the terms and conditions set forth herein, each Lender severally agrees to make loans in Dollars to Borrower on one or more Funding Dates in an amount up to, in the aggregate, such Lender’s Commitment, by making immediately available funds available to Administrative Agent (or an account designated by Administrative Agent) (any such loan, an “Advance”). After Administrative Agent’s receipt of such funds on any Funding Date and upon fulfillment of the conditions set forth in Section 4.01 or Section 4.03, as applicable, Administrative Agent shall make such funds as it has received available to Borrower by depositing such funds as directed by Borrower in the applicable Borrowing Request or Draw Request; provided that Administrative Agent shall, at Borrower’s request, net any Advance due to Borrower against any amount payable by Borrower hereunder in accordance with each Lender’s respective Applicable Percentage.

(b) Any Advance or any portion thereof, once prepaid or repaid, may be reborrowed.

(c) Unless previously terminated, the Commitments shall terminate on the Final Maturity Date. Borrower may at any time following the 12-month anniversary of the Closing Date, upon written notice to Administrative Agent, terminate the Commitments in full upon the prepayment in full of the Total Accrued Loan Amount to Administrative Agent for the account of each Lender. Upon delivery by Borrower of such written notice, the Facility shall be irrevocably terminated, may not be reinstated and shall cease to have further effect, except with respect to the provisions that by their express terms survive the termination of the Facility. Borrower may at any time following the 12-month anniversary of the Closing Date, upon written notice to Administrative Agent, terminate any undrawn portion of the Commitments.

Section 2.02. Repayment Of Advances. Borrower hereby unconditionally promises to pay to Administrative Agent (or to an account designated by Administrative Agent) the Total Accrued Loan Amount on the Scheduled Maturity Date or any earlier date on which the Total Accrued Loan Amount becomes due and payable pursuant to the terms hereof. Administrative Agent shall promptly notify each Lender of the amount of such Lender’s Applicable Percentage of such repayment. After Administrative Agent’s receipt of the entire amount of the repayment, Administrative Agent shall transfer the repayment to each Lender, in accordance with such Lender’s Applicable Percentage with respect to the Facility.

Section 2.03. Interest.

(a) Ordinary Interest. Borrower shall pay interest on the outstanding principal amount of each Advance in Cash, which shall accrue from the date of such Advance until such principal amount shall be paid in full, at a rate per annum equal to the Applicable Rate, payable, subject to Section 5.11, quarterly in arrears for each Interest Period on the Interest Payment Date immediately following the end of such Interest Period. The total amount of interest due on each such day shall be computed by Administrative Agent on the immediately preceding Business Day. The Applicable Rate shall be computed by Administrative Agent based on a year of 360 days and the actual number of days elapsed in the Interest Period for which interest is payable; provided that if the Applicable Rate is calculated based upon the Alternate Rate, the Applicable Rate shall be computed by Administrative Agent based on a year of 365 or 366 days, as applicable, and the actual number of days elapsed in the Interest Period for which interest is payable.

(b) Default Interest. Notwithstanding the foregoing, if any amount is not paid when due hereunder, whether at stated maturity, by acceleration or otherwise, such amount shall thereafter bear interest at a rate per annum equal at all times to two percent (2%) above the Applicable Rate from the date such amount was due to but excluding the date that such amount shall be paid in full, payable on demand (and in any event in arrears on the date such amount shall be paid in full).

Section 2.04. Fees.

(a) Upfront Fee. On the Closing Date, Borrower shall pay to each Lender (provided that Administrative Agent shall net the Upfront Fee against the Advances to be paid to Borrower on the Closing Date). The Upfront Fee shall be fully earned when paid (or netted against the Advances) and shall not be refundable for any reason.

(b) Make Whole Amount. Upon any Make Whole Event, Borrower shall pay the related Make Whole Amount on the date such prepayment is due.

(c) Commitment Fee. Borrower shall pay to Administrative Agent for the account of each Lender the Commitment Fee. The Commitment Fee shall accrue at all times during which any principal amount of the Advances remains outstanding, including at any time during which one or more of the conditions in ARTICLE 4 is not met. Administrative Agent shall notify Borrower no later than the third Business Day prior to any Interest Payment Date on which the accrued Commitment Fee is payable of the amount of such Commitment Fee due on such Interest Payment Date; provided that if Administrative Agent gives Borrower such notice after such deadline, such accrued Commitment Fee shall be due and payable on the third Business Day following the date Administrative Agent delivers such notice.

Section 2.05. Interest Rate Determinations. Administrative Agent shall give notice to Borrower and each Lender of the applicable interest rates for the purposes of Section 2.03 and any calculation related thereto.

Section 2.06. Prepayments Of Advances; Collateral Shortfall; Withdrawal Of Collateral.

(a) Borrower may prepay the outstanding principal amounts of the Advances (including with Cash held as Collateral), in whole or in part, together with accrued and unpaid interest thereon, any accrued and unpaid Commitment Fee, any amount due under Section 2.04(b) and under Section 2.07(f) (and, in the case of a prepayment of all Advances, all other Obligations that are then due and payable or will become due and payable on account of such prepayment), at any time and from time to time upon notice thereof given to Administrative Agent (which notice shall be irrevocable), who shall give to each Lender prompt notice thereof, by Borrower not later than 12:00 p.m. on the date three Business Days prior to the date of any such prepayment; provided, however, that (i) each prepayment shall be made on a Pro Rata Basis and (ii) each partial prepayment of the Advances shall be in an aggregate principal amount of $1,000,000 or a whole multiple of $500,000 in excess thereof. Notwithstanding anything in this Section 2.06(a) to the contrary, the notice requirements and prepayment minimum amount requirements shall be waived with respect to any prepayment made pursuant to Section 2.06(c)(ii), Section 5.11 or Section 9.01.

(b) Following the occurrence of any Mandatory Prepayment Event, Administrative Agent may, or upon request of any Lender shall, provide written notice to Borrower that it is requiring a prepayment pursuant to this Section 2.06(b) in connection therewith (a “Mandatory Prepayment Event Notice”). Prior to 4:00 p.m. on the second Business Day in the case of any Mandatory Prepayment Event arising under subsections (i)-(viii) thereof, or, in the case of any Mandatory Prepayment Event arising under subsections (ix)-(xvi) thereof, on the tenth calendar day, following receipt of such Mandatory Prepayment Event Notice, (i) Borrower shall pay to Administrative Agent in accordance with Section 2.11 the Total Accrued Loan Amount and (ii) all Commitments shall immediately be terminated.

(c) If a Collateral Shortfall occurs on any date on or after the Closing Date, Administrative Agent will deliver a notice in the form set forth in Exhibit D hereto to Borrower and all other Lenders of the occurrence of such Collateral Shortfall (such notice, a “Collateral Call Notice”) not later than 8:00 p.m. on such date (or, if Administrative Agent fails to do so promptly, then any Lender may deliver such notice) or, if Administrative Agent (or any such Lender) is not reasonably able to deliver such notice by such time due to operational difficulties or otherwise, as soon as reasonably practicable thereafter. Upon Borrower’s receipt of any Collateral Call Notice in accordance with Section 9.02, Borrower shall, prior to the applicable Cure Time, in an aggregate amount sufficient to cause the LTV Ratio (determined based on the Reference Price as in effect on the date that the Collateral Shortfall occurred) to be less than or equal to the LTV Maintenance Level, either:

(i) post Cash or Cash Equivalents or Other Acceptable Collateral (which Other Acceptable Collateral may not include Collateral Shares, Class B Collateral Shares or Collateral Units) to the Collateral Accounts, in each case, on a Pro Rata Basis;

(ii) prepay all or any portion of the outstanding principal amount of the Advances on a Pro Rata Basis, and pay any related amounts, pursuant to Section 2.06(a);

(iii) execute one or more Permitted Sale Transactions; and/or

(iv) sell securities held in any brokerage accounts held by Borrower or one of its Affiliates with Citi Private Bank (a “Brokerage Sale Transaction”); provided that a sufficient amount of the proceeds of any such Brokerage Sale Transaction to cure such Collateral Shortfall shall be credited to the Collateral Accounts on a Pro Rata Basis.

Borrower and each Applicable Lender shall use commercially reasonable efforts to ensure that Custodian provides online informational access (or, if such online access is not available, to timely deliver account statements and advices of transactions) for all Collateral Accounts to Administrative Agent.

Not later than 2:00 p.m. on the Scheduled Trading Day immediately following the first Scheduled Trading Day on which Borrower has received (in accordance with Section 9.02) the relevant Collateral Call Notice by the Collateral Call Notice Deadline, Borrower shall deliver a notice to Administrative Agent (which notice may be given by email) (x) acknowledging Borrower’s receipt of such Collateral Call Notice, (y) confirming that Borrower will cure the relevant Collateral Shortfall prior to the Cure Time and (z) stating the manner in which Borrower will cure such Collateral Shortfall, which shall be satisfactory to the Administrative Agent in its good faith and commercially reasonable discretion (such notice, a “Collateral Call Acknowledgment”).

For the avoidance of doubt, if Borrower elects to cure any Collateral Shortfall by a Permitted Sale Transaction or a Brokerage Sale Transaction, such Collateral Shortfall shall be deemed to be cured if the related sale is executed prior to the Cure Time and the settlement date for such Permitted Sale Transaction or such Brokerage Sale Transaction is on or prior to the second Exchange Business Day following the date of such sale.

(d) Borrower shall be permitted to request the release of Cash, Cash Equivalents, Collateral Shares, Class B Collateral Shares or Collateral Units that constitute Collateral, or Other Acceptable Collateral, on a Pro Rata Basis, if (x) Borrower delivers written notice of such release to Administrative Agent (who shall give to each Applicable Lender prompt notice thereof) on or before 12:00 p.m. on the second Business Day prior to the requested date of the release, and (y) Administrative Agent is reasonably satisfied that the additional conditions set forth in clauses (i), (ii) or (iii) below, as applicable, are met (in which case Administrative Agent shall promptly so notify each Applicable Lender):

(i) If such requested release is for a release of Cash or Cash Equivalents constituting Collateral (including, for the avoidance of doubt, Ordinary Cash Dividends) or Other Acceptable Collateral (in each case, other than in the circumstances described in clause (iii)), as long as on the date of such release:

(A) the LTV Ratio, for a period of at least three consecutive Business Days prior to the date Borrower delivers such written request, and immediately after giving effect to, such release shall not exceed the LTV Release Level (or, if such release request is for a release of Cash or Cash Equivalents constituting Tax Distributions (as defined in the PCIH LLC Agreement) the LTV Ratio immediately after giving effect to such release shall not exceed the LTV Margin Call Level); and

(B) no Mandatory Prepayment Event shall have occurred (unless such Mandatory Prepayment Event has been cured or waived) and no Default, Event of Default or Adjustment Determination Period shall have occurred and be continuing or would result from such release.

(ii) If such requested release is for a release of Collateral Shares, Class B Collateral Shares or Collateral Units for the purpose of settling sales of such Collateral Shares (or the Collateral Shares obtained upon exchange of such Collateral Units, together with the surrender and cancellation of the same number of Class B Collateral Shares) for Cash (any such sale, a “Permitted Sale Transaction”), as long as, (x) in the case of any Permitted Sale Transaction to cure a Collateral Shortfall, Borrower uses Custodian (or its Affiliate) as the broker for such sales and (y) on the date of such release:

(A) (I) 100% of the Net Cash Proceeds of such Permitted Sale Transaction will be credited, on a delivery versus payment basis against the delivery of the relevant Collateral Shares from any Collateral Account, to such Collateral Account or pursuant to other settlement and escrow arrangements reasonably acceptable to each Applicable Lender and (II) the LTV Ratio immediately following execution of such Permitted Sale Transaction shall not exceed the LTV Maintenance Level;

(B) no Mandatory Prepayment Event shall have occurred (unless such Mandatory Prepayment Event has been cured or waived) and no Default, Event of Default or Adjustment Determination Period shall have occurred and be continuing or would result from such release.

(iii) If such requested release is for a release of Cash or Cash Equivalents constituting Collateral (including, for the avoidance of doubt, Ordinary Cash Dividends), Other Acceptable Collateral, Collateral Shares, Class B Collateral Shares or Collateral Units that is not pursuant to clause (ii) above, as long as on the date of such release and following such release the Collateral Account contains sufficient Cash or Cash Equivalents equal to the principal amount of all Advances outstanding, plus all fees and interest with respect to such Advances through the Scheduled Maturity Date.

(e) Posting Additional Collateral. For the avoidance of doubt, on at least two Business Days’ notice to Administrative Agent, Borrower may post Cash or Cash Equivalents constituting Acceptable Collateral or Other Acceptable Collateral (which Other Acceptable Collateral may not include Collateral Shares, Class B Collateral Shares or Collateral Units) to the Collateral Accounts at any time; provided that each type of Collateral shall be posted to Collateral Accounts to be provided to the Applicable Lenders, on a Pro Rata Basis; provided further that such Collateral to be posted under this Section 2.06(e) at any one time shall be in a minimum amount of $1,000,000, and such posted Collateral shall not be taken into account for purposes of determining the LTV Ratio on the Business Day on which such Collateral is posted unless such Collateral is deposited into the Collateral Accounts, with a SWIFT code evidencing such posting to be furnished to Administrative Agent prior to 2:00 p.m. New York City time on such Business Day. Borrower shall cause the Company or its transfer agent to deposit into, or credit to, the relevant Collateral Accounts, or, in the case of any property or assets other than Cash and securities entitlements, deliver to Custodian (subject to the Applicable Lenders’ reasonable delivery instructions), any Ordinary Cash Dividends and any Extraordinary Distribution paid or distributed on the Collateral Shares or any securities or securities entitlements (x) exchanged for, or delivered upon conversion, of the Collateral Shares in a Merger Event or (y) delivered in respect of the Collateral Shares in connection with a Spin-off, and if any such Cash, securities, securities entitlements or other property or assets are received by Borrower for any reason, Borrower shall make such deposit or delivery as promptly as practicable and in any event no later than two Business Days following such receipt (and pending such delivery, shall hold such property in trust for the Applicable Lenders), subject, in each case, to any subsequent release thereof in accordance with Section 2.06(d). Borrower shall not tender any Collateral Shares in any exchange offer (including, without limitation, a Split-off) without the consent of each Lender.

(f) Any partial prepayment pursuant to Subsections (a) or (c)(ii) of this Section 2.06 shall be allocated, on a Pro Rata Basis, to any Advances then outstanding in the order specified by Borrower in the notice delivered by Borrower pursuant to Subsection (a) or (c), as applicable (or, if not so specified shall be allocated, on a Pro Rata Basis).

Section 2.07. Increased Costs; Break Funding.

(a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement (including any compulsory loan requirement, insurance charge or other assessment) against assets of, deposits with or for the account of, or credit extended by, any Lender;

(ii) impose on any Lender or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Advances made by such Lender or participation therein; or

(iii) subject any Lender to any Taxes (other than (1) Indemnified Taxes, (2) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (3) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

and the result of any of the foregoing shall be to increase the cost to any Lender of making or maintaining the Advances hereunder (or of maintaining its Commitments) or to reduce the amount of any sum received or receivable by any Lender hereunder (whether of principal, interest or otherwise), then Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such reasonable additional costs incurred or reduction suffered, unless otherwise waived by such Lender.

(b) If a Lender determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Advances made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy and liquidity), then from time to time Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any actual losses with respect to such reduction.

(c) A certificate of a Lender setting forth in reasonable detail the amount or amounts (and the calculation thereof) necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph )a( or (b) of this Section shall be delivered to Administrative Agent, who shall deliver or cause to be delivered such certificate to Borrower. Such certificate shall be conclusive absent manifest error. Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) Business Days after receipt thereof.

(d) Failure or delay on the part of any Lender to demand compensation pursuant to this Section 2.07 shall not constitute a waiver of such Lender’s right to demand such compensation; provided that Borrower shall not be required to compensate any Lender pursuant to this Section 2.07 for any increased costs or reductions incurred more than 180 days prior to the date that such Lender notifies Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(e) Notwithstanding the foregoing, if any Lender requests compensation under this Section 2.07 or Borrower must pay increased amounts or any amounts for Indemnified Taxes pursuant to Section 2.08, then the applicable Lender will, if requested by Borrower, use commercially reasonable efforts to designate another lending office for any Advance, or portion thereof, affected by the relevant event if, in the judgment of such Lender, such designation would (i) avoid the requirement for or reduce the amount of such compensation, increased amounts or amounts for Indemnified Taxes, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender; provided that such efforts need only be made on terms that, in the commercially reasonable judgment of such Lender, cause such Lender and its lending office(s) to suffer no material economic, legal or regulatory disadvantage; and provided further that nothing in this Section 2.07(e) shall affect or postpone any of the Obligations of Borrower or the rights of such Lender pursuant to Section 2.07(a) through (d) or Section 2.08. Borrower hereby agrees to pay all reasonable and documented costs and expenses incurred by any Lender in connection with any such designation.

(f) Borrower shall compensate each Lender, upon written request (in the form of a certificate) by such Lender (which certificate shall set forth in reasonable detail the basis for requesting such amounts and shall be conclusive absent manifest error), for all reasonable loss, cost or expense (excluding loss of anticipated profits or margin) deemed to be incurred by it (determined pursuant to the following paragraph) as a result of:

(i) any payment or prepayment of an Advance on a day other than an Interest Payment Date (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise); or

(ii) any failure by Borrower to prepay or borrow any Advance on the date or in the amount notified by Borrower (for a reason other than the failure of such Lender to make an Advance in breach of its obligation hereunder).

Such loss, cost or expense for any Lender shall be deemed to be an amount determined by such Lender equal to the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Advance had such event not occurred, at the reference interest rate that would have been applicable to such Advance, for the period from the date of such event to the last day of the then-current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Advance), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the eurodollar market.

(g) All of Borrower’s obligations under this Section 2.07 shall survive termination of the Facility and repayment of all other Obligations hereunder.

Section 2.08. Taxes.

(a) Payments Free of Taxes. Any and all payments by or on account of any obligation of Borrower under any Margin Loan Documentation shall be made without deduction or withholding for any Taxes, except as required by applicable Law. If any applicable Law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Law and, if such Tax is an Indemnified Tax, then the sum payable by Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.08) each Lender or Administrative Agent receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b) Payment of Other Taxes by Borrower. Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable Law, or at the option of Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(c) Evidence of Payments. As soon as practicable after any payment of Taxes by Borrower to a Governmental Authority pursuant to this Section 2.08, Borrower shall deliver to Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Administrative Agent.

(d) Indemnification by Borrower. Borrower shall indemnify each Lender or Administrative Agent, within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.08) payable or paid by such Lenders or Administrative Agent or required to be withheld or deducted from any payment to such Lender or Administrative Agent and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to Borrower by a Lender (with a copy to Administrative Agent), or by Administrative Agent, on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e) Status of Lenders.

(i) If any Lender is entitled to an exemption from or reduction of withholding Taxes with respect to payments made under any Margin Loan Documentation, it shall deliver to Borrower and Administrative Agent, at the time or times reasonably requested by Borrower or Administrative Agent, such properly completed and executed documentation reasonably requested by Borrower or Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by Borrower or Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by Borrower or Administrative Agent as will enable Borrower or Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.08(e)(ii)(A)–(C) below) shall not be required if in a Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing,

(A) Each Lender shall deliver to the Administrative Agent and Borrower on or before it becomes a party to this Agreement and from time to time as may be necessary thereafter, duly completed copies of IRS Form W- 8BEN, W-8BEN-E, W-8ECI, W-8IMY, W-8EXP or W-9, as may be applicable, together with any required attachments or certifications, if required to establish that such Lender is exempt from U.S. withholding taxes. The Administrative Agent shall deliver on or before it becomes a party to this Agreement and from time to time as may be necessary thereafter, duly completed copies of IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8IMY, W-8EXP or W-9, as may be applicable, together with any required attachments, to Borrower, if required to establish that the Administrative Agent is exempt from U.S. withholding taxes. Notwithstanding the foregoing, none of any Lender or Administrative Agent is required to provide any form that they are not legally eligible to provide.

(B) If Administrative Agent is not a U.S. Person, it shall deliver to Borrower on or before the date it becomes Administrative Agent under this Agreement a duly completed copy of IRS Form W-8IMY certifying either (a) its status as a qualified intermediary, its assumption of primary U.S. federal income tax withholding responsibility for purposes of chapter 3 and chapter 4 of the Code and its assumption of primary IRS Form 1099 reporting and U.S. federal income backup withholding responsibility or (b) that it is a U.S branch of a foreign bank and that it agrees to be treated as a U.S. Person with respect to any payments associated with such IRS Form W-8IMY.

(C) If a payment made to a Lender under any Margin Loan Documentation would be subject to withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to Borrower and Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by Borrower or Administrative Agent such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by Borrower or Administrative Agent as may be necessary for Borrower or Administrative Agent to comply with its obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (B), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(D) Each Lender shall, to the extent it is legally entitled to do so, deliver to Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or before the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or the Administrative Agent), executed copies of any other form prescribed by applicable Law as a basis for claiming exemption from or a reduction in U.S. withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable Law to permit Borrower or the Administrative Agent to determine the U.S. withholding or deduction required to be made.

Each Lender and Administrative Agent agrees that if any form or certification it previously delivered has expired or become obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify Borrower and Administrative Agent in writing of its legal inability to do so.

(f) Treatment of Certain Refunds. If any Lender or Administrative Agent determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.08 (including by the payment of additional amounts pursuant to this Section 2.08), it shall pay to Borrower an amount equal to such refund (but only to the extent of indemnity payments made under this Section 2.08 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such Lender or Administrative Agent and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Borrower, upon the request of such Lender or Administrative Agent, shall repay to such Lender or Administrative Agent the amount paid over pursuant to this paragraph (f) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such Lender or Administrative Agent is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (f), in no event will any Lender or Administrative Agent be required to pay any amount to Borrower pursuant to this paragraph (f) the payment of which would place such Lender or Administrative Agent in a less favorable net after-Tax position than such Lender or Administrative Agent would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any Lender or Administrative Agent to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to Borrower or any other Person.

(g) Indemnification by the Lenders. Each Lender shall severally indemnify Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that Borrower has not already indemnified Administrative Agent for such Indemnified Taxes and without limiting the obligation of Borrower to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.07(c) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by Administrative Agent in connection with any Margin Loan Documentation, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Margin Loan Documentation or otherwise payable by Administrative Agent to the Lender from any other source against any amount due to Administrative Agent under this paragraph (g).

(h) Borrower shall deliver to each Agent, on or before the Closing Date (and thereafter promptly from time to time upon the reasonable request of an Agent), a duly executed copy of the appropriate IRS Form W-9 (along with any applicable attachments) certifying that it is (or if it is disregarded, its regarded owner is) a U.S. Person for U.S. federal income tax purposes. Borrower shall promptly notify the applicable Agent at any time it determines that it is no longer in a position to provide the IRS Form or documentation described in this paragraph (h). If treated as a partnership for U.S. tax purposes, Borrower shall timely make such elections as permitted by law and shall follow the procedures required in connection with such elections so as not to be liable for any “imputed underpayment” under Section 6225 of the Code.

(i) Borrower shall deliver to Administrative Agent, at the time or times reasonably requested by Administrative Agent, such properly completed and executed documentation that it is legally entitled to deliver and that is reasonably requested by Administrative Agent in order to permit a Lender or Lenders, to the extent reasonably possible, to minimize any potential withholding Tax upon the receipt of distribution or income with respect to Collateral or upon a foreclosure sale of any Collateral or other disposition of any Collateral. The Lenders or the Administrative Agent as applicable shall be entitled to calculate any distribution or income, amounts or valuation with respect to the Collateral under the Margin Loan Documentation net of any withholding Tax or other Tax that may be imposed upon such income or distribution or any prospective sale or transfer of any Collateral (including upon an exercise of remedies by the Lenders).

(j) For purposes of this Section 2.08, the term “applicable Law” included FATCA.

(k) Each party’s obligations, agreements and waivers under this Section shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Margin Loan Documentation.

Section 2.09. Illegality.

(a) Notwithstanding any other provision of this Agreement, if any Lender shall notify Borrower and Administrative Agent that any Law makes it unlawful, or any Governmental Authority asserts that it is unlawful, for such Lender to perform its obligations to make or maintain Advances hereunder at LIBOR, the obligation of such Lender to make such Advances at LIBOR shall be terminated and all such Advances shall become Advances at the Alternate Rate either on the next succeeding Interest Payment Date, if such Lender may lawfully continue to maintain the Advances at LIBOR to such day, or immediately, if such Lender may not lawfully continue to maintain the Advances at LIBOR.

(b) Notwithstanding any other provision of this Agreement, if any Lender shall notify Borrower and Administrative Agent that any Law makes it unlawful, or any Governmental Authority asserts that it is unlawful, for such Lender to perform its obligations to make or maintain any Advance hereunder (but excluding such circumstances described in clause (a) above), the obligation of such Lender to make such Advance shall be terminated, and such Advance, all interest thereon and all other amounts payable under this Agreement to such Lender shall become due and payable either on the last day of the then current Interest Period, if such Lender may lawfully continue to maintain such Advance to such day, or immediately, if such Lender may not lawfully continue to maintain such Advance to such day.

Section 2.10. Evidence Of Debt.

(a) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of Borrower to such Lender resulting from each Advance from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(b) Administrative Agent shall also maintain accounts in which it will record (i) the amount of each Advance made hereunder, (ii) the amount of any principal or interest due and payable or to become due and payable from Borrower to each Lender hereunder, and (iii) the amount of any sum received by Administrative Agent hereunder from Borrower and each Lender’s Applicable Percentage thereof.

(c) The entries maintained in the accounts maintained pursuant to Subsection (a) above shall be prima facie evidence of the existence and amounts of the obligations therein recorded; provided that the failure of Administrative Agent or any Lender to maintain such accounts or any error therein shall not in any manner affect the obligation of Borrower to repay such obligations in accordance with their terms.

(d) No promissory note shall be required to evidence the Advances by Lenders to Borrower. Upon the request of a Lender, Borrower shall prepare, execute and deliver to such Lender a promissory note, payable to such Lender and its registered assigns and in a form approved by such Lender, which shall evidence the Advances to Borrower by such Lender in addition to such records. Thereafter, the Advances evidenced by such promissory note and interest thereon shall at all times be represented by one or more promissory notes in such form payable to the payee named therein and its registered assigns.

Section 2.11. Payments And Computations.

(a) All payments to be made by Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Borrower shall make each payment hereunder not later than 11:00 a.m. on the day when due (subject to Section 2.06, with respect to any payment made to cure a Collateral Shortfall or made with respect to a Mandatory Prepayment Event, as applicable) in Dollars to Administrative Agent in immediately available funds. Administrative Agent shall promptly distribute to each Lender its share, determined on a Pro Rata Basis (or other applicable basis as provided herein), of such payment in like funds as received by wire transfer to such Lender. All payments received by Administrative Agent after 11:00 a.m. shall be deemed received on the next succeeding Business Day (subject to Section 2.06, with respect to any payment made to cure a Collateral Shortfall or made with respect to a Mandatory Prepayment Event, as applicable) and any applicable interest or fee shall continue to accrue.

(b) Whenever any payment hereunder would be due on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest or any fees, as the case may be.

(c) All payments (including prepayments and, subject to Section 2.12, any other amounts received hereunder in connection with the exercise of any Applicable Lender’s rights after an Event of Default) made by Borrower to Administrative Agent under any Margin Loan Documentation shall be applied to amounts then due and payable in the following order, ratably in accordance with the percentage of any such amounts owed to each Lender: (A) any expenses and indemnities payable by Borrower to Lenders under any Margin Loan Documentation; (B) to any accrued and unpaid interest and any fees (including any Commitment Fees) due under this Agreement; (C) to principal payments on the outstanding Advances; and (D) to the extent of any excess, to the payment of all other Obligations under the Margin Loan Documentation.

Section 2.12. Accelerating Lenders.

(a) Notwithstanding anything to the contrary herein (but subject to clause (b) below), if one or more Lenders become Accelerating Lenders:

(i) each Accelerating Lender, solely for purposes of determining the rights and obligations of such Lender vis á vis Borrower, shall be deemed to be:

(A) Administrative Agent and Calculation Agent hereunder; and

(B) the sole Lender hereunder for all purposes and, for the avoidance of doubt, no other Lender’s consent shall be necessary for any modification of such rights and obligations; and

(ii) solely for purposes of determining the rights and obligations of all Lenders that are not Accelerating Lenders among themselves and vis á vis Borrower:

(A) each Accelerating Lender shall be deemed to no longer be a Lender hereunder and, for the avoidance of doubt, such Accelerating Lender’s consent shall not be necessary for any modification of such rights and obligations; and

(B) if Administrative Agent or Calculation Agent is an Accelerating Lender, a replacement therefor shall be selected from among the Lenders that are not Accelerating Lenders as if such Agent had resigned.

(b) Notwithstanding the foregoing, following one or more Lenders becoming Accelerating Lenders, Borrower, for the avoidance of doubt, shall not make any payments of its Obligations or post any Collateral except on a Pro Rata Basis (without regard to clause (a) above). For the avoidance of doubt, the application of proceeds received by an Applicable Lender in respect of an exercise of its remedies under the Margin Loan Documentation shall not be considered a payment by Borrower for purposes of this Section 2.12(b).

Section 2.13. Administrative Agent’s Clawback.

(a) Funding by Lenders; Presumption by Administrative Agent. Unless Administrative Agent shall have received notice from a Lender prior to the proposed date of any Advance that such Lender will not make available to Administrative Agent such Lender’s Advance, Administrative Agent may assume that each Lender that has a Commitment hereunder with respect to the Closing Date has made the relevant Advance available on such date in accordance with Section 2.01 and may, in reliance upon such assumption, make available to Borrower a corresponding amount. In such event, if a Lender has not in fact made the relevant Advance available to Administrative Agent, then such Lender and Borrower severally agree to pay to Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to Borrower to but excluding the date of payment to Administrative Agent, at (i) in the case of a payment to be made by such Lender, the greater of the Federal Funds Rate and a rate determined by Administrative Agent in accordance with banking industry rules on interbank compensation and (ii) in the case of a payment to be made by Borrower, the Applicable Rate. If Borrower and such Lender shall pay such interest to Administrative Agent for the same or an overlapping period, Administrative Agent shall promptly remit to Borrower the amount of such interest paid by Borrower for such period. If such Lender pays such Advance to Administrative Agent, then the amount so paid shall constitute such Lender’s Advance included in such borrowing. Any payment by Borrower shall be without prejudice to any claim Borrower may have against a Lender that shall have failed to make such payment to Administrative Agent.

(b) Payments by Borrower; Presumptions by Administrative Agent. Unless Administrative Agent shall have received notice from Borrower prior to the date on which any payment is due to Administrative Agent for the account of Lenders hereunder that Borrower will not make such payment, Administrative Agent may assume that Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to Lenders the amount due. In such event, if Borrower has not in fact made such payment, then each Lender severally agrees to repay to Administrative Agent forthwith on demand the amount so distributed to such Lender, with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to Administrative Agent, at the greater of the Federal Funds Rate and a rate determined by Administrative Agent in accordance with banking industry rules on interbank compensation.

(c) Obligations of Lenders Several. The obligations of Lenders hereunder to make Advances and to make payments pursuant to Section 9.04(e) are several and not joint. The failure of any Lender to make any Advance or to make any payment under Section 9.04(e) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Advance or to make its payment under Section 9.04(e).

Section 2.14. Extension of Maturity.

(a) Borrower Request. Subject to the terms and conditions of this Agreement, Borrower may, after the Closing Date but prior to the date that is 30 days prior to the Scheduled Maturity Date of an Advance, by written notice to Administrative Agent (which shall promptly notify each Lender), request an extension of the Scheduled Maturity Date of such Advance by one (1) year, once during the life of the Facility. Each Lender shall accept or decline, in its sole discretion not later than ten (10) Business Days after receipt of such notice by Administrative Agent, to such one (1) year extension with respect to such Lender’s Advance. Such one (1) year extension shall become effective as of such date on which conditions precedent in Section 4.02 have been satisfied (such date, the “Maturity Extension Effective Date”).

(b) Terms of Extensions. On the Maturity Extension Effective Date, the Scheduled Maturity Date for each Lender that agreed to such extension (such Lenders, the “Extension Lenders”) shall be extended one (1) year, and Administrative Agent shall update Schedule I to reflect the Scheduled Maturity Date(s) for the Advances of such Extension Lenders and make any other related administrative or technical changes to the Margin Loan Documentation that Borrower and Administrative Agent determine are necessary or appropriate, which do not adversely affect the rights or obligations of any Lender. For the avoidance of doubt, any such Advances that have been extended shall be on the same terms and conditions as the other Advances but for the Scheduled Maturity Date and for such administrative or technical changes.

(c) Equal and Ratable Benefit. Any Advances extended as a result of the maturity extensions pursuant to this Section 2.14 shall continue to constitute Advances hereunder, and shall be entitled to all the benefits afforded by, the Margin Loan Documentation, and shall, without limiting the foregoing benefit equally and ratably from the security interests created by the Security Documents. The parties shall take any actions reasonably required by Administrative Agent to ensure and/or demonstrate that the Lien and security interests granted by the Security Documents continue to be perfected under the UCC or otherwise after giving effect to the establishment of any such maturity extensions.

Section 2.15. Periodic Rebalancing.

(a) Subject to Section 2.12, if, on any Interest Payment Date, any Scheduled Maturity Date (to the extent such Scheduled Maturity Date has not occurred with respect to all Lenders’ Advances), or any other date on which any Applicable Lender gives written notice to Administrative Agent, or Administrative Agent otherwise becomes aware, that any posting or release of Collateral did not occur on a Pro Rata Basis or the Collateral is not held on a Pro Rata Basis for any reason, then on, or as promptly as practicable following, such date the Applicable Lenders shall cause any transfers of Collateral from the Collateral Accounts that they control to Collateral Accounts controlled by other Applicable Lenders as may be necessary, as determined by Administrative Agent, to ensure that the Collateral is held on a Pro Rata Basis. Each Applicable Lender agrees to cooperate in good faith with Administrative Agent to effect such rebalancing, including, for the avoidance of doubt, by submitting written instructions to Custodian to effect such transfers. Borrower hereby consents to such transfers.

(b) In connection with any transfer of Collateral Shares to a Collateral Account pursuant to this Section 2.15 or otherwise, Borrower shall comply, and use reasonable efforts to cause Custodian to comply, with any request of the Applicable Lender that controls such Collateral Account to transfer such Collateral Shares to a separate sub-account under the relevant Collateral Account controlled by such Applicable Lender.

Section 2.16. Effect of Benchmark Transition Event.

(a) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Margin Loan Documentation, if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1) or (2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Margin Loan Documentation in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Margin Loan Documentation and (y) if a Benchmark Replacement is determined in accordance with clause (3) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Margin Loan Documentation in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Margin Loan Documentation so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders.

(b) Benchmark Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Margin Loan Documentation, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Margin Loan Documentation.

(c) Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any Benchmark Replacement Date and the related Benchmark Replacement, (ii) the effectiveness of any Benchmark Replacement Conforming Changes, (iii) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (d) below and (iv) the commencement of any Benchmark Unavailability Period. For the avoidance of doubt, any notice required to be delivered by the Administrative Agent as set forth in this Section 2.16 may be provided, at the option of the Administrative Agent (in its sole discretion), in one or more notices and may be delivered together with, or as part of any amendment which implements any Benchmark Replacement or Benchmark Conforming Changes. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.16, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non- occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Margin Loan Documentation, except, in each case, as expressly required pursuant to this Section 2.16.

(d) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Margin Loan Documentation, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or LIBOR) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for a conversion to or continuation of an Advance to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for an Advance bearing interest at a rate determined by reference to Alternative Base Rate.

(f) Disclaimer. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to (i) the administration, submission or any other matter related to the London interbank offered rate or other rates in the definition of “LIBOR” or with respect to any alternative or successor rate thereto, or replacement rate thereof (including, without limitation any Benchmark Replacement implemented hereunder),

(ii) the composition or characteristics of any such Benchmark Replacement, including whether it is similar to, or produces the same value or economic equivalence to LIBOR (or any other Benchmark) or have the same volume or liquidity as did LIBOR (or any other Benchmark), (iii) any actions or use of its discretion or other decisions or determinations made with respect to any matters covered by this Section 2.16 including, without limitation, whether or not a Benchmark Transition Event has occurred, the removal or lack thereof of unavailable or non-representative tenors, the implementation or lack thereof of any Benchmark Replacement Conforming Changes, the delivery or non-delivery of any notices required by clause (d) above or otherwise in accordance herewith, and (iv) the effect of any of the foregoing provisions of this Section 2.16.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants to Administrative Agent and Lenders that:

Section 3.01. Organization; Powers. Borrower (i) is duly incorporated, organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (ii) has all requisite power and authority to enter into, and perform its obligations under, the Margin Loan Documentation, and consummate the Transactions, and (iii) is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required, except for any jurisdictions where the failure to so qualify would not reasonably be expected to result in a Material Adverse Effect.

Section 3.02. Authorization; Enforceability. The Transactions are within the powers of and have been duly authorized by all necessary action by Borrower. Each document included in the Margin Loan Documentation to which it is a party has been duly executed and delivered by Borrower and constitutes a legal, valid and binding obligation of Borrower, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 3.03. Governmental Approvals; No Conflicts. The Transactions (i) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect and except for filings necessary to perfect Liens created pursuant to the Margin Loan Documentation, (x) will not violate any Law applicable to Borrower, (iii) will not violate or result in a default or require any consent under the Lock-Up Agreement, the PCIH LLC Agreement, any indenture, agreement or other instrument binding upon Borrower or any of its assets, except such as have been obtained or made and are in full force and effect, or give rise to a right thereunder to require any payment to be made by any such Person, (iv) will not result in the creation or imposition of any Lien on any asset of Borrower, except Liens created pursuant to the Margin Loan Documentation, (v) will not violate any trading policy of the Company or PCIH applicable to Borrower, including, but not limited to, the Company’s “blackout” policy and (vi) will not violate or require any consent under the Organization Documents of the Company, PCIH or Borrower, except such as have been obtained or made and are in full force and effect.

Section 3.04. Financial Condition. Borrower has no material assets other than the Collateral, Cash, Cash Equivalents, nor any Indebtedness or monetary obligations other than the Obligations.

Section 3.05. Litigation Matters. There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of Borrower, threatened in writing against Borrower (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve this Agreement or the Transactions.

Section 3.06. Compliance With Laws.

(a) Borrower is in compliance in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, in each case except as would not reasonably be expected to result in a Material Adverse Effect.

(b) Borrower is in compliance with its reporting obligations under Sections 13 and 16 of the Exchange Act, including in respect of the transactions contemplated hereunder.

(c) The Transactions, including the use of proceeds of the Advances and all actions with respect to the Collateral, comply and will comply with the Margin Regulations.

Section 3.07. Investment Company Status. Borrower is not, and after giving effect to the contemplated Transactions will not be, required to register as an “investment company” under the United States Investment Company Act of 1940.

Section 3.08. Taxes. Borrower has timely filed all material Tax returns which are required to be filed by it in all jurisdictions and has paid all material Taxes, assessments, claims, governmental charges or levies imposed on it or its properties or assets which are due and payable. To the knowledge of Borrower, there is no proposed Tax assessment asserted against Borrower. Borrower is treated as an entity disregarded as separate from its owner that is an individual that is a U.S. Person for U.S. federal income tax purposes. Borrower is not subject to Tax in any jurisdiction other than the United States or any subdivision thereof.

Section 3.09. Disclosure. Borrower has disclosed to each Agent and Lender (x) all agreements, instruments and corporate or other restrictions to which it is subject, and all other matters known to it, that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect, and (y) any shareholders’ agreement, investor rights agreement or any voting or other contractual restriction, including any lock-up agreement, relating to the Collateral Shares and/or the Collateral Units and/or the Class B Collateral Shares. All information provided by or on behalf of Borrower to the Agents and Lenders in connection with the negotiation, execution and delivery of this Agreement and the other Margin Loan Documentation or the Transactions is complete and correct in all material respects and does not contain any material misstatement of fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made.

Section 3.10. Agreements. Borrower is not a party to, nor are its assets bound by, any agreement or instrument, other than those permitted under Section 6.10, and Borrower is not in default under any provision of any such agreement or instrument.

Section 3.11. Solvency. (i) The present fair market value of Borrower’s assets exceeds the total amount of Borrower’s liabilities (including contingent liabilities), (ii) Borrower has capital and assets sufficient to carry on its businesses, (iii) Borrower is not engaged and is not about to engage in a business or a transaction for which its remaining assets are unreasonably small in relation to such business or transaction and (iv) Borrower does not intend to incur or believe that it will incur debts beyond its ability to pay as they become due. Borrower will not be rendered insolvent by the consummation of the Transactions.

Section 3.12. Trading And Other Restrictions.

(a) Borrower owns all of the Collateral free and clear of Liens, other than Permitted Liens.

(b) Borrower (or its Affiliate(s)) acquired the Collateral Shares no later than the Closing Date and the holding period (as determined in accordance with Rule 144) of Borrower as to the Collateral Shares began (or will begin) no later than June 3, 2021.

(c) [Reserved].

(d) The Collateral Shares, the Class B Collateral Shares and the Collateral Units (i) are not subject to any Transfer Restrictions or Restrictive Conditions, other than Existing Transfer Restrictions or Existing Restrictive Conditions, (ii) (x) do not contain any restrictive legends, and (y) except as set forth in the Issuer Agreement, do not require any opinions from counsel, or the removal of any “stop transfer order,” or the delivery of any documentation (other than as set forth in the Issuer Agreement), prior to the sale of such Collateral Shares (or the Collateral Shares obtained upon exchange of the Collateral Units together with the surrender and cancellation of the same number of Class B Collateral Shares) and (iii) are not subject to any shareholders’ agreement, investor rights agreement or any other similar agreement or any voting or other contractual restriction, other than the Lock-Up Agreement, the Company’s Organization Documents, PCIH’s Organization Documents and the Issuer Agreement.

Section 3.13. Subsidiaries. Borrower does not have any Subsidiaries.

Section 3.14. Anti-Corruption Laws and Sanctions. Borrower and Parents and, to the knowledge of Borrower, their directors, officers, employees and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects. None of (a) Borrower, Individual Parent, Trustee Parent nor any of their directors or officers, or (b) to the knowledge of Borrower, any employees or agents of Borrower or Parents, is a Sanctioned Person.

Section 3.15. Material Nonpublic Information. Borrower is not in possession of any Material Nonpublic Information with respect to the Company, PCIH, the Shares, the Class B Shares or the Units (it being understood that the Borrower may be subject to a “blackout” or similar trading restriction imposed by the Company).

Section 3.16. Employee Matters. Borrower (a) does not have and has never had any employees and it has never directly contracted with individuals who are not independent contractors, (b) does not and has never maintained, contributed to, or had any direct obligation to maintain or contribute to, any Employee Benefit Plan, and (c) does not have and has never had any actual or potential liabilities with respect to any Pension Plan, including as a result of its affiliation with any of its ERISA Affiliates, that exceed the Threshold Amount.

Section 3.17. No Plan Assets. The assets of Borrower do not constitute “plan assets” of any “benefit plan investor” within the meaning of the Plan Asset Regulation (an “ERISA Plan”).

Section 3.18. Conduct of Business. Borrower is not engaged in any business or activity other than (a) holding Shares, Units, Class B Shares, Cash and Cash Equivalents and any Other Acceptable Collateral, ministerial activities incidental thereto and otherwise expressly contemplated herein, (b) performing its obligations under the Margin Loan Documentation and the Transactions and (c) payment of taxes and administrative fees necessary for compliance with this Agreement.

Section 3.19. Separateness. Borrower is, and has at all times since its formation been, in compliance with the Separateness Provisions.

Section 3.20. Restricted Transaction; Bona fide loan. Neither Borrower nor any of its Affiliates has entered into, or is a party to, any Restricted Transaction. The Advances and Transactions contemplated hereunder are collectively intended to constitute a bona fide loan and are not intended to be an offer or sale of Collateral Shares within the meaning of the Securities Act.

Section 3.21. Beneficial Ownership Certification. As of the Closing Date, the information contained in the Beneficial Ownership Certification, if applicable, is true and correct in all material respects.

ARTICLE 4

CONDITIONS OF LENDING

Section 4.01. Conditions Precedent to Closing Date. The obligation of Lenders to make their respective Advances hereunder pursuant to Section 2.01(a) on the Closing Date are subject to satisfaction, or waiver by each Lender hereunder that has a Commitment on the Closing Date, of the following conditions precedent:

(a) Administrative Agent and each Lender shall have received each of the following documents:

(i) duly executed counterparts of the Margin Loan Documentation, dated as of the Closing Date;

(ii) (A) a certificate of Borrower, dated as of the Closing Date and executed by its Authorized Representative, which shall (1) certify the resolutions authorizing the execution, delivery and performance of the Margin Loan Documentation to which it is a party and the Transactions to be consummated by it on such date and (2) contain appropriate attachments, including its Organization Documents, and (B) a good standing certificate for Borrower from its jurisdiction of organization;

(iii) a solvency certificate of Borrower from an Authorized Representative thereof, dated as of the Closing Date;

(iv) a favorable opinion of Borrower’s counsel, addressed to Administrative Agent and each Lender, dated as of the Closing Date;

(v) the results of a recent Lien and judgment search in the jurisdiction of organization of Borrower, and each such search shall reveal no Liens on any of the assets of, or judgments against, Borrower and except for Permitted Liens;

(vi) proper financing statements (Form UCC-1 or the equivalent) for filing under the UCC or other appropriate filing offices of each jurisdiction as may be necessary to perfect the security interests purported to be created by the Security Agreement;

(vii) if Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation it shall deliver to each Lender a Beneficial Ownership Certification in relation to Borrower;

(viii) FRB Form U-1 completed to satisfaction of Lenders and duly executed by Borrower; and

(ix) any information or documentation reasonably requested by any Lender pursuant to Section 9.15 prior to the Closing Date.

(b) On or prior to the Closing Date, the Collateral Accounts for the Lenders making the Commitments shall have been established by Borrower and Administrative Agent shall have received satisfactory evidence that the pledge of the Collateral Units is reflected in the books and records of PCIH or its transfer agent and that the pledge of an equal number of Class B Collateral Shares is reflected in the books and records of the Company or its transfer agent.

(c) All reasonable and documented out-of-pocket fees or expenses required to be paid under the Margin Loan Documentation on or before the Closing Date, including the Upfront Fee and counsel fees for the Agents and the Lenders to the extent invoiced at least one Business Day prior to such date, shall have been paid on or before such date (including with the proceeds of any Advances to be made on or about the Closing Date).

(d) Each of the representations and warranties contained in the Margin Loan Documentation shall be true and correct in all material respects (unless any such representation or warranty is qualified as to materiality, in which case it shall be true and correct in all respects) on and as of the Closing Date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such date (unless any such representation or warranty is qualified as to materiality, in which case it shall be true and correct in all respects as of such date).

(e) No event or condition shall have resulted in, or could be reasonably expected to cause, either individually or in the aggregate, a Material Adverse Effect since the date hereof (provided that a decline in Share Collateral Value shall not, by itself, be deemed to constitute a Material Adverse Effect for this purpose).

(f) Borrower shall have delivered to Administrative Agent a certificate from a Responsible Officer of Borrower in the form set forth in Exhibit A hereto, dated as of the Closing Date, which shall contain representations that the conditions set forth in Subsections (b), (d), (e) and (g) of this Section 4.01 have been satisfied.

(g) Immediately after giving effect to the Advances on the Closing Date, the LTV Ratio shall not exceed the lower of (i) the LTV Initial Level and (ii) any restrictions on the LTV Ratio imposed by the Organization Documents or any corporate policy of the Company or PCIH.

(h) No Mandatory Prepayment Event shall have occurred that has not been cured or waived, and no Default, Event of Default or Adjustment Determination Period shall have occurred and be continuing, in each case, on the Closing Date.

(i) Borrower shall have delivered to Administrative Agent a duly executed written notice in form and substance reasonably satisfactory to Administrative Agent, requesting that the Lenders make Advances and specifying an aggregate amount of Advances that is up to an amount equal to the lesser of (i) the aggregate Commitments of the Lenders and (ii) the maximum amount of Advances that would satisfy the condition in (g) above (such request, a “Borrowing Request”).

Section 4.02. Conditions Precedent to Maturity Extensions. The obligation of each Extension Lender to extend the Scheduled Maturity Date under Section 2.14 is subject to satisfaction, or waiver by each Extension Lender of the following conditions precedent:

(a) Administrative Agent shall have received each of the following documents, duly executed, in each case, in form and substance reasonably satisfactory to Administrative Agent and each of Extension Lenders:

(i) (A) a certificate of Borrower, dated as of the Maturity Extension Effective Date and executed by its Authorized Representative, which shall (1) certify the resolutions authorizing the execution, delivery and performance of the Margin Loan Documentation to which it is a party and the Transactions to be consummated by it on such date and (2) contain appropriate attachments, including its Organization Documents, and (B) a good standing certificate for Borrower from its jurisdiction of organization;

(ii) a solvency certificate of Borrower from an Authorized Representative thereof, dated as of the Maturity Extension Effective Date;

(iii) any information or documentation reasonably requested at least two Business Days in advance of such Maturity Extension Effective Date by any Extension Lender pursuant to Section 9.15.

(b) Each of the representations and warranties contained in the Margin Loan Documentation shall be true and correct in all material respects (unless any such representation or warranty is qualified as to materiality, in which case it shall be true and correct in all respects) on and as of such Maturity Extension Effective Date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such date (unless any such representation or warranty is qualified as to materiality, in which case it shall be true and correct in all respects as of such date).

(c) No event or condition shall have resulted in, or could be reasonably expected to cause, either individually or in the aggregate, a Material Adverse Effect since the date hereof (provided that a decline in Share Collateral Value shall not, by itself, be deemed to constitute a Material Adverse Effect for this purpose).

(d) Borrower shall have delivered to Administrative Agent a certificate from a Responsible Officer of Borrower in the form set forth in Exhibit A hereto, dated as of the Closing Date, which shall contain representations that the conditions set forth in Subsections (b) and (c) of this Section 4.02 have been satisfied.

(e) No Default, Event of Default, Mandatory Prepayment Event or Adjustment Determination Period shall have occurred and be continuing, in each case, on such Maturity Extension Effective Date.

The extension of the Scheduled Maturity Date of any Advance shall be deemed to constitute a representation and warranty by Borrower on the Maturity Extension Effective Date as to the matters specified in Subsections (b), (c) and (e) above.

Section 4.03 Conditions to Funding Date. The obligation of Lenders to make any Advance pursuant to Section 2.01(a) on any Funding Date following the Closing Date is subject to satisfaction, or waiver by each Lender hereunder that has a Commitment with respect to such Funding Date, of the following conditions precedent:

(a) Administrative Agent shall have received each of the following documents, duly executed, in each case, in form and substance reasonably satisfactory to Administrative Agent and each of Lenders:

(i) written notice from Borrower, duly executed, substantially in the form of Exhibit G, requesting that the Lenders make Advances and specifying an aggregate amount of Advances that is not less than the lesser of (x) 10% of the aggregate amount of the Commitments of the Lenders as of the Closing Date, (y) the aggregate amount of the undrawn portions of the Commitments, and (z) the maximum additional amount, which shall be equal to or greater than $1,000,000, permitted pursuant to the current trading policy of the Company and does not, together with all other drawings in respect of the Commitment, exceed the aggregate Commitments of the Lenders, at least two Business Days prior to the related Funding Date (such request, a “Draw Request”);

(ii) a solvency certificate of Borrower from an Authorized Representative thereof, dated as of such Funding Date;

(iii) FRB Form U-1 completed to satisfaction of Lenders and duly executed by Borrower; and

(iv) any information or documentation reasonably requested at least two Business Days in advance of such Advance Date by any Lender pursuant to Section 9.15.

(b) Each of the representations and warranties contained in the Margin Loan Documentation shall be true and correct in all material respects (unless any such representation or warranty is qualified as to materiality, in which case it shall be true and correct in all respects) on and as of such Funding Date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such date (unless any such representation or warranty is qualified as to materiality, in which case it shall be true and correct in all respects as of such date).

(c) Immediately after giving effect to the Advances on such Funding Date, the LTV Ratio shall not exceed the Initial LTV Level.

(d) No Default, Event of Default, Mandatory Prepayment Event or Adjustment Determination Period shall have occurred and be continuing, in each case, on such Funding Date, and none of the foregoing shall result from such proposed Advances or the application of the proceeds therefrom and any related Collateral deliveries.

The borrowing of the Advances shall be deemed to constitute a representation and warranty by Borrower on the date of such borrowing as to the matters specified in Subsections (b), (c) and (d) above.

ARTICLE 5

AFFIRMATIVE COVENANTS OF BORROWER

On and after the Closing Date and so long as any Obligations (other than unasserted contingent indemnification obligations) remain outstanding:

Section 5.01. Financial Statements. Borrower shall furnish to Administrative Agent, or cause to be furnished to Administrative Agent, (1) within 30 days after the end of each calendar quarter, a certificate of Borrower’s Authorized Representative certifying that Borrower’s only assets consist of the Collateral, Cash and Cash Equivalents and any Other Acceptable Collateral; and (2) such additional information regarding the business or financial affairs of Borrower, or compliance with the terms of the Margin Loan Documentation, as Administrative Agent or Lenders may from time to time reasonably request.

Section 5.02. Notices Of Material Events. Borrower shall furnish to Administrative Agent or cause to be furnished to Administrative Agent, as promptly as reasonably practicable after obtaining actual knowledge thereof, notice of:

(a) the occurrence of (i) any Default, (ii) any matter which has resulted or would reasonably be expected to result in a Material Adverse Effect, (iii) the receipt of any notice of any governmental investigation or any litigation commenced or threatened against Borrower, where Borrower is specifically named in such investigation or litigation and relating to this Agreement or the transactions contemplated hereby or (iv) any actual or potential liabilities with respect to any Pension Plan that exceed the Threshold Amount;

(b) any Change of Control of Borrower; or

(c) (i) the imposition of, or any event or transaction that, if consummated, would result in the imposition of, any Transfer Restriction (other than Existing Transfer Restrictions) or Restrictive Condition (other than Existing Restrictive Conditions) on the Collateral, (ii) any Facility Adjustment Event or Potential Facility Adjustment Event that, in either case, relates to a Tender Offer, a repurchase by the Company or any Subsidiary thereof of Shares, whether the consideration is cash, securities or otherwise or a Material Status Change or (iii) any Lien (other than Permitted Liens) or “adverse claim” (within the meaning of Section 8-502 of the UCC) made or asserted against any of the Collateral.

In addition, Borrower shall furnish to Administrative Agent and each Lender (i) at least five (5) Business Days’ prior written notice of any proposed material amendment to its Organization Documents.

Each notice delivered under this Section shall be accompanied by a statement of an Authorized Representative of Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

Section 5.03. Existence; Conduct Of Business. Borrower shall at all times preserve, renew and keep in full force and effect its legal existence and the rights, qualifications, licenses, permits, franchises, governmental authorizations, licenses and permits material to the conduct of its business, and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted.

Section 5.04. Tax Returns; Payment Of Obligations. Borrower shall timely file (or apply for an extension of) all material federal income Tax returns and all other material Tax returns which are required to be filed by it in all jurisdictions. Borrower shall pay and discharge, as and when the same shall become due and payable, all material Taxes and any other material liabilities imposed upon it or upon its properties or assets; provided that no such Tax or liability needs to be paid or discharged if (i) it is being contested in good faith by appropriate proceedings diligently conducted, (ii) adequate reserves, in accordance with GAAP, have been provided and maintained for and (iii) no Collateral would become subject to forfeiture or loss as a result of such contest.

Section 5.05. Compliance With Laws. Borrower shall comply with the requirements of all applicable Laws, all orders, writs, injunctions and decrees applicable to it or its property, its Organization Documents, the Organization Documents of the Company and any Transfer Restriction applicable to the Collateral Shares, in each case except to the extent not reasonably expected to result in a Material Adverse Effect. Borrower (or its Affiliates) will maintain policies and procedures reasonably designed to ensure compliance in all material respects with Anti-Corruption Laws and applicable Sanctions by Borrower and its directors, officers, and employees and, in the case of Anti-Corruption Laws, its agents (acting in their capacity as such).

Section 5.06. Provision Of Public Information. Notwithstanding anything to the contrary in the Margin Loan Documentation, Borrower shall not, and Borrower shall not be obligated to, provide any Agent or any Lender (other than, in each case, a Permitted Contact) with any Material Nonpublic Information with respect to the Company, its Subsidiaries or its securities in any document or notice required to be delivered pursuant to this Agreement, any other Margin Loan Documentation or any communication pursuant to, or directly related to, this Agreement or any other Margin Loan Documentation (each a “Communication”) and in delivering any Communication, Borrower shall be deemed to have represented that any such Communication contains no such Material Nonpublic Information. Notwithstanding anything to the contrary in the Margin Loan Documentation, Borrower acknowledges and agrees that if any Lender or any of such Lender’s Affiliates (other than, in each case, a Permitted Contact) receives from Borrower any Material Nonpublic Information at any time in connection with this Agreement or any other Margin Loan Documentation, such Lender or such Affiliate may disclose such Material Nonpublic Information publicly, to any potential purchaser of the Collateral or to any other Person.

Section 5.07. Compliance With Exchange Act Requirements. Borrower shall comply in all material respects with its reporting obligations under Sections 13 and 16 of the Exchange Act, in respect of the transactions contemplated hereunder; provided that with respect to any such filings that disclose the name of any Agent or Lender under the Facility or any terms of the Facility (other than its existence and the number of Collateral Shares, Class B Collateral Shares and Collateral Units pledged in respect thereof), Borrower shall give prior notice to Administrative Agent, who shall give to each such Agent or Lender so named prompt notice thereof and provide Administrative Agent with copies of such filings to be distributed to each such Agent or Lender of any report a reasonable time prior to filing thereof, and (x) except in the case of filings by the Company, shall comply (or cause its Affiliate to comply, as the case may be), or (y) in the case of filings by the Company that disclose any economic terms of the Facility or attach any Margin Loan Documentation as an exhibit thereto, shall use reasonable efforts to cause the Company to comply, with any reasonable request of Administrative Agent to seek confidential treatment of any information therein that Administrative Agent considers to be proprietary or sensitive business information.

Section 5.08. Further Assurances. Upon the reasonable request of any Applicable Lender through Administrative Agent, Borrower shall execute and/or deliver any additional agreements, documents and instruments, and take such further actions as the Applicable Lender may reasonably determine necessary in order to ensure that the Collateral Requirement is satisfied.

Section 5.09. Books And Records. Borrower shall keep proper books of record and account in which full, true and correct entries in all material respects are made of all dealings and transactions in relation to its respective business and activities.

Section 5.10. Special Purpose Entity; Maintenance Of Separateness. Borrower shall:

(a) maintain its own separate books and records and establish and maintain bank accounts;

(b) at all times conduct its business solely in its own name in a manner not misleading to other Persons as to its identity;

(c) file its own Tax returns, if any, as required under applicable Law(except to the extent its income or assets are required to be included on a return of another person as a result of being treated as a disregarded entity for Tax purposes, if applicable);

(d) hold all of its assets in its own name and not commingle its assets with assets of any other Persons, except as may be contemplated or permitted under the Margin Loan Documentation;

(e) strictly comply with all organizational formalities to maintain its separate existence;

(f) maintain separate records and accounts;

(g) pay its own liabilities out of its own funds;

(h) cause the members, Responsible Officers, agents and other representatives of Borrower to act at all times with respect to Borrower consistently and in furtherance of the foregoing; and

(i) allocate fairly and reasonably any overhead expenses that are shared with an Affiliate, including for services performed by an employee of an Affiliate (the foregoing provisions in this Section 5.10, the “Separateness Provisions”).

Section 5.11. Prepayment of Interest. Not later than two (2) Business Days following any deposit of Cash into the Collateral Accounts as a result of any payment of cash dividends on the Collateral Shares, if any interest has accrued on the Advances and such interest remains unpaid, Borrower shall cause such Cash to be paid to Administrative Agent, in accordance with Section 2.11, to the extent necessary to pay such accrued and unpaid interest (and pay any amount required under Section 2.07).

Section 5.12. ERISA Plan Assets. Borrower agrees to promptly notify Administrative Agent if it knows that the assets of Borrower constitute or may reasonably be expected to constitute ERISA Plan assets.

ARTICLE 6

NEGATIVE COVENANTS

On and after the Closing Date and so long as any Obligations (other than unasserted contingent indemnification obligations) remain outstanding:

Section 6.01. Indebtedness. Borrower shall not create, incur, assume or suffer to exist any Indebtedness, other than the Obligations (other than contingent indemnification obligations) under the Margin Loan Documentation.

Section 6.02. Liens. Borrower shall not create, incur, assume or suffer to exist any Lien upon the Collateral, except for Permitted Liens. Borrower shall not create, incur, assume or suffer to exist any Lien on any other property or asset owned by it, except for Permitted Liens.

Section 6.03. Business Activities. Borrower shall not engage in any business or activity other than (a) holding the Shares, Cash and Cash Equivalents and any Other Acceptable Collateral, ministerial activities incidental thereto or otherwise expressly permitted hereunder and (b) performing its obligations under the Margin Loan Documentation, the Transactions, the Lock-Up Agreement and the PCIH LLC Agreement. Borrower shall not engage in any merger, consolidation, amalgamation or similar transaction.

Section 6.04. Investments And Acquisitions. Borrower shall not purchase, hold or acquire (including pursuant to any merger) any capital stock, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person constituting a business unit (whether through purchase of assets, merger or otherwise), other than Shares, Units, Cash Equivalents or Other Acceptable Collateral.

Section 6.05. Distributions. Borrower shall not make any dividend, distribution or other payment in respect of its Equity Interests (including in connection with any repurchase thereof) unless (x) no Default or Event of Default shall have occurred and be continuing or would result therefrom and (y) the property or assets delivered by Borrower in respect of such dividend, distribution or payment (i) constitutes the proceeds of Advances, (ii) are released in accordance with Section 2.06(d) or (iii) otherwise, does not constitute Collateral. Notwithstanding the foregoing , Borrower may distribute any cash amounts received from PCIH as Tax Distributions (as defined in the PCIH LLC Agreement) with respect to the Collateral Units pursuant to Section 4.1(d) of the PCIH LLC Agreement to the holders of its Equity Interests.

Section 6.06. Investment Company. Borrower shall not be required to register as an “investment company” under the United States Investment Company Act of 1940, as amended.

Section 6.07. No Amendment Of Organization Documents. Borrower shall not consent to or permit any amendment, supplement, modification or waiver of any of the terms or provisions of its Organization Documents (i) (a) relating to the power to enter into, and perform its obligations under, the Margin Loan Documentation or (b) corresponding to the Separateness Provisions or the provisions set forth in this ARTICLE 6 without the written consent of Administrative Agent, or (ii) if such amendment, supplement, modification or waiver (a) would materially impair or diminish, or circumvent, any term or provision described in clause (i) above or (b) could reasonably be expected to result in a Material Adverse Effect, in each case as reasonably determined by Administrative Agent, without the written consent of Required Lenders.

Section 6.08. Transactions With Affiliates. Borrower shall not sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except transactions that (a) are incidental to holding the Shares, Units, Cash and Cash Equivalents and any Other Acceptable Collateral and performing its obligations under the Margin Loan Documentation and the Transactions and (b) are on terms and conditions substantially as favorable to Borrower as could be obtained on an arm’s-length basis from unrelated third-parties; provided that this

Section 6.08 shall not prohibit (x) contributions of Cash, Cash Equivalents, Shares, Units or Other Acceptable Collateral from either Parent to Borrower, (y) distributions that are permitted under Section 6.05 or (z) the management and governance of Borrower in accordance with its Organization Documents.

Section 6.09. Formation Of Subsidiaries. Borrower shall not form, create, organize, incorporate or acquire any Subsidiaries.

Section 6.10. Agreements. (i) Borrower shall not enter into any agreement other than (v) the Lock-Up Agreement, (w) the Organization Documents of Borrower, (x) the Margin Loan Documentation, (y) routine administrative agreements entered into in the ordinary course of Borrower’s business, provided that Borrower shall not have any monetary obligations under such administrative agreements exceeding, in the aggregate, $1,000,000 per annum (excluding any fees or expenses paid on or around the Closing Date out of the proceeds of the Advances) and (z) any agreement or agreements relating to any Permitted Sale Transaction (including for the payment of reasonable fees and expenses related thereto); provided that, in the case of clause (z), Borrower shall not have any obligations thereunder, other than the obligation to deliver Shares substantially contemporaneously with the deposit of the proceeds thereof into the relevant Collateral Accounts (or pursuant to escrow or custody arrangements reasonably acceptable to each Lender) and as are customary for underwriting agreements and certificates and other documentation hereunder relating to such Permitted Sale Transactions (it being understood that any indemnity provided by Borrower therein shall only relate to information contained in the relevant offering document, if any, relating to Borrower and the Shares sold by Borrower), and (ii) Borrower shall not enter into or suffer the existence of any shareholders’ agreement, investor rights agreement or any voting or other contractual restriction with respect to the Shares other than the Company’s Organization Documents and the Issuer Agreement.

Section 6.11. No Impairment of Collateral Shares. Borrower shall not take any action that would impair any Applicable Lender’s security interest in the Collateral Shares, Class B Collateral Shares or the Collateral Units or its ability to exercise remedies against such Collateral Shares, Class B Collateral Shares or Collateral Units (including without limitation by imposing any Transfer Restrictions or Restrictive Conditions on the Collateral Shares, Class B Collateral Shares or Collateral Units, or entering into any shareholders’ agreement, or revoking or purporting to revoke the authorization of any officer of Borrower who executed any instrument of transfer or assignment for the Collateral Shares delivered to Custodian, the Class B Collateral Shares or the Collateral Units, whether or not such Person is no longer an officer if such revocation or purported revocation of authority would have retroactive effect with respect to the stock power or other documents delivered in connection therewith), other than Existing Transfer Restrictions or Existing Restrictive Conditions.

Section 6.12. Compliance with Margin Regulations. Borrower shall not, and shall cause its Affiliates not to, use any part of the proceeds of any Advance, in violation of the Margin Regulations.

Section 6.13. Sanctions. Borrower shall not use the proceeds of any Advance (a) in violation of any Anti-Corruption Laws, (b) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, or (c) in violation of any applicable Sanctions.

Section 6.14. Tax Status. Without the written consent of Administrative Agent, Borrower shall (a) not change its status as either (i) a partnership, each owner of which is a U.S. Person, or (ii) an entity disregarded as separate from its owner that is a U.S. Person, in each case for U.S. federal income tax purposes, (b) not change the jurisdiction of its organization other than to the United States or any subdivision thereof and (c) not become a resident for tax purposes of any jurisdiction other than the United States or any subdivision thereof.

Section 6.15. Restricted Transactions. Borrower shall not, and shall cause its Affiliates not to, directly or indirectly enter into any Restricted Transaction, unless Borrower obtains the prior written consent of Required Lenders; provided that this Section 6.15 shall not prohibit any sales of Shares, Units and/or Class B Shares that are not Collateral if (i) no Mandatory Prepayment Event or Collateral Shortfall shall have occurred (unless such Mandatory Prepayment Event or Collateral Shortfall has been cured or waived), (ii) such Restricted Transaction is not entered into during an Adjustment Determination Period, and (iii) no Default, Event of Default or Adjustment Determination Period shall have occurred and be continuing or would result from the entry into such sales.

Section 6.16. Employee Matters. Borrower and its ERISA Affiliates shall not establish, maintain, contribute to or incur any obligation to contribute to any Employee Benefit Plan.

ARTICLE 7

EVENTS OF DEFAULT

Section 7.01. Events Of Default. If any of the following events (“Events of Default”) shall occur:

(a) any principal of any Advance is not paid when and as the same shall become due and payable, including pursuant to Section 2.06(b) or (c), whether at the due date thereof or a date fixed for prepayment thereof, upon acceleration or otherwise;

(b) a Collateral Shortfall occurs and Borrower does not cure such Collateral Shortfall prior to the applicable Cure Time, as set forth in Section 2.06(d);

(c) any interest on any Advance or any fee or any other amount (other than an amount referred to in Section 7.01(a)) payable under any Margin Loan Documentation is not paid within two (2) Business Days when and as the same shall become due and payable;

(d) any representation or warranty made or deemed made by or on behalf of Borrower herein or in the other Margin Loan Documentation or any amendment or modification hereof or thereof or waiver hereunder or thereunder shall prove to have been materially incorrect (or any such representation or warranty that is qualified as to materiality, shall prove to have been incorrect) when made or deemed made (subject, in the case of any representation or warranty that is capable of being cured, to a grace period of ten (10) days following the earlier of (i) the knowledge of the Borrower of the incorrectness of such representation or warranty and (ii) receipt by the Borrower of written notice thereof from the Administrative Agent);

(e) Borrower shall fail to perform or observe (i) any covenant, condition or agreement in Section 5.02(a)(i), Section 5.03 (solely with respect to Borrower’s existence) or Section 5.10 or ARTICLE 6 of this Agreement or (ii) any other covenant, condition or agreement contained herein (other than the delivery of Collateral Call Acknowledgments) or in any other Margin Loan Documentation, which failure, in the case of this clause (ii), has not been remedied or waived within ten (10) days after the earlier of (i) the knowledge by Borrower of such failure and (ii) receipt by the Borrower of written notice thereof from the Administrative Agent;

(f) (i) Individual Parent, Trustee Parent or Borrower admits in writing its inability or fails generally to pay its debts as they become due; (ii) Individual Parent, Trustee Parent or Borrower institutes or consents to the institution of any proceeding or procedure under any Debtor Relief Law (or the voluntary liquidation of Individual Parent, Trustee Parent or Borrower is otherwise commenced), or makes an assignment, arrangement or composition for the benefit of creditors, or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, provisional liquidator, rehabilitator or similar officer for it or for all or any material part of its property; (iii) any receiver, trustee, custodian, conservator, liquidator, provisional liquidator, rehabilitator or similar officer is appointed without the application or consent of Individual Parent, Trustee Parent or Borrower and the appointment continues undischarged or unstayed for thirty (30) days; (iv) any proceeding under any Debtor Relief Law relating to Individual Parent, Trustee Parent or Borrower or to all or any material part of its property is instituted without the consent of Individual Parent, Trustee Parent or Borrower and continues undismissed or unstayed for thirty (30) days, or an order for relief is entered in any such proceeding; or (v) Individual Parent, Trustee Parent or Borrower shall take any action to authorize any of the actions set forth above in this Section 7.01(f);

(g) any material provision of any Margin Loan Documentation for any reason ceases to be valid, binding and enforceable in accordance with its terms (or Borrower shall challenge in writing the enforceability of any Margin Loan Documentation or shall assert in writing, or engage in any action or inaction based on any such assertion, that any provision of any of the Margin Loan Documentation has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms);

(h) any of the Security Documents, shall for any reason (other than the failure of the Applicable Lender to take any action within its control) fail to create a valid and perfected first priority Lien in the Collateral (subject to no other Lien, other than Permitted Liens), except as permitted by the terms of the Margin Loan Documentation, or any of the Security Documents shall fail to remain in full force or effect;

(i) (i)(A) one or more final judgments for the payment of money in an aggregate amount in excess of the Threshold Amount shall be rendered against Borrower and (B) (a) the same shall remain undischarged for a period of thirty (30) days during which execution shall not be effectively stayed, and the same is not subject to further appeal or (b) any legal action shall be taken by a judgment creditor to attach or levy upon any assets of Borrower to enforce any such judgment or (ii)(A) any final non-monetary judgments or orders which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect shall be rendered against Borrower and (B) (a) Borrower shall fail within thirty (30) days, during which execution shall not be effectively stayed, to discharge such judgments or orders, and such judgments or orders are not subject to further appeal or (b) any legal action shall be taken to enforce such judgments or orders; or

(j) Company or PCIH shall fail to perform or observe any covenant contained in the Issuer Agreement (or Company or PCIH shall challenge in writing the enforceability of the Issuer Agreement or any other Margin Loan Documentation or shall assert in writing, or engage in any action or inaction based on any such assertion, that any provision of any of the Issuer Agreement or any other Margin Loan Documentation has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms).

then Administrative Agent may (or at the request of any Lender, shall) notify Borrower thereof (such notice, an “Event of Default Notice”) with a copy to all other Lenders and, following the delivery of such Event of Default Notice, any Lender may (i) declare such Lender’s Advances, together with all accrued and unpaid interest thereon and any fees (including any Commitment Fees) or other amounts due under the Margin Loan Documentation to such Lender, to be forthwith due and payable, whereupon such amounts shall become and be forthwith due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived by Borrower and (ii) declare such Lender’s Commitment to be terminated, whereupon the same shall forthwith terminate; provided, however, that upon the occurrence of any event in Section 7.01(f), (x) the Total Accrued Loan Amount shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by Borrower and (y) all Commitments shall automatically be terminated. Upon the occurrence and the continuance of an Event of Default of the type set forth in Section 7.01(f) or an Event of Default in respect of which Borrower has received an Event of Default Notice, any Lender may exercise any rights and remedies provided to such Lender under the Margin Loan Documentation (including the enforcement of any and all Liens created to such Lender pursuant to the Security Agreement) or at law or equity, including all remedies provided under the UCC, in each case subject to the Issuer Agreement.

Section 7.02. Lenders’ Rights With Respect to Collateral.

(a) For the avoidance of doubt, following the delivery of an Event of Default Notice or following the occurrence, and during the continuance, of an Event of Default of the type set forth in Section 7.01(f), each Lender may choose to exercise any remedies provided for herein or in any other Margin Loan Documentation, or refrain from exercising such remedies, in its sole discretion with respect to the Collateral subject to its control under the Security Documents (including by virtue of an agency relationship with any Applicable Lender). No Lender shall have any fiduciary or other duties to the other Lenders in connection with the exercise of remedies against the Collateral securing the Obligations owing to such Lender or otherwise and no Lender shall interfere with such exercise of remedies or claim (or support any claim by any third-party) that a sale or other disposition of any Lender’s Collateral by or on behalf of such Lender was not commercially reasonable.

(b) In connection with any permitted assignment by a Lender, Borrower agrees to, as promptly as practicable, (i) establish a separate Collateral Account with Custodian, (ii) enter into a joinder to the Security Agreement, (iii) enter into a Control Agreement (in a form substantially identical to the other relevant Control Agreement) granting such assignee control over such

Collateral Account, (iv) if reasonably requested by Custodian, enter into a customer account agreement or other agreement with such intermediary and (v) make appropriate amendments to this Agreement and the other Margin Loan Documentation, including the Issuer Agreement, to reflect any administrative or technical changes as are deemed reasonably necessary by the Administrative Agent (in consultation with Borrower), which do not adversely affect Borrower’s rights or obligations hereunder. In connection with any assignment by a Lender of all of its Advances hereunder, Borrower agrees that such Lender’s rights and obligations under the other Margin Loan Documentation will be assigned to the assignee. In connection with any permitted assignment by a Lender of (i) all of such Lender’s Applicable Percentage, such transferor Lender agrees to, as promptly as practicable, terminate or assign to the relevant assignee, in accordance with its terms, the Control Agreement with respect to its control over its separate Collateral Account or (ii) a portion of such Lender’s Applicable Percentage, such transferor Lender agrees to, as promptly as practicable, release from its control the related portion of the Collateral contained in its separate Collateral Account.

(c) Notwithstanding anything to the contrary contained in the Margin Loan Documentation, Borrower, Administrative Agent and each Lender hereby agree that during the continuance of an Event of Default and (except in the case of an Event of Default of the type set forth in Section 7.01(f)) following the delivery of an Event of Default Notice, such Lender shall have the right individually to require Custodian (or the Applicable Lender acting as agent of such Lender for purposes of perfection, if applicable) to realize upon any of the Collateral subject to such Lender’s control and to apply the proceeds thereof as provided in Section 7.03 below.

(d) Notwithstanding anything to the contrary contained in the Margin Loan Documentation, when all Obligations (other than unasserted contingent indemnification obligations) owing to any Lender have been paid in full, upon request of Borrower, such Lender shall (without notice to, or vote or consent of, any other Lender) take such actions as shall be reasonably required to release its security interest in all Collateral under such Lender’s control.

(e) Each Lender agrees that it will not challenge or question or support any other Person in challenging or questioning in any proceeding the validity, attachment, perfection or priority of any Lien of any other Applicable Lender under the Security Documents or the validity or enforceability of the priorities, rights or duties established by or other provisions of this Agreement.

(f) Each Lender agrees with, and solely for the benefit of, each other Lender that it will not take any Bankruptcy Action with respect to Borrower.

Section 7.03. Application of Funds.

(a) Except as provided for in clause (b) below, after any Advances have become immediately due and payable (or if proceeds have been received by the Administrative Agent pursuant to clause (b) below), any amounts received by the Administrative Agent on account of the Obligations shall be applied in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Agents and amounts payable under Section 2.07 and Section 2.08) payable to each Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders arising under the Margin Loan Documentation and amounts payable under Sections Section 2.07 and Section 2.08, ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Advances and other Obligations arising under the Margin Loan Documentation, ratably among the Lenders in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Advances ratably among the Lenders in proportion to the respective amounts described in this clause Fourth held by them; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to Borrower or as otherwise required by Law;

provided that, if any Lender referred to in clauses Second, Third or Fourth above is (whether at the time of such payment or at the time of the acceleration of the relevant Applicable Lender’s Advances), or has been at any time in the three months immediately preceding any such time, an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company, then such Lender (i) shall notify the Administrative Agent thereof and (ii) notwithstanding anything to the contrary herein or in any other Margin Loan Documentation, will not be entitled to any payment of the proceeds from the sale by an Applicable Lender of Collateral Shares issued by the Company (other than, for the avoidance of doubt, proceeds from a sale by such Lender pursuant to Section 7.03(b) below). Each Lender acknowledges to and agrees with each other Lender and Agent that it will comply with its obligations under clause (i) of the immediately preceding proviso.

(b) Notwithstanding clause (a) of this Section 7.03, all proceeds received by any Applicable Lender in respect of any sale of, any collection from, or other realization upon all or any part of the Collateral subject to the control of such Applicable Lender (other than control by virtue of another Lender acting as its agent for perfection) pursuant to the terms of the Margin Loan Documentation, shall be applied by such Applicable Lender against the Obligations in the following order of priority:

First, to the payment of all costs and expenses of such sale, collection or other realization, including reasonable compensation to the Administrative Agent and/or such Applicable Lender, and its affiliates, and their respective agents and counsel, and all other expenses, liabilities and advances made or incurred by the Administrative Agent and/or such Applicable Lender, and its affiliates, in connection therewith, and all amounts for which the Administrative Agent and/or such Applicable Lender is entitled to indemnification hereunder (in its capacity as an Agent and not as a Lender) and to the payment of all costs and expenses paid or incurred by the Administrative Agent and/or such Applicable Lender in connection with the exercise of any right or remedy under any Margin Loan Documentation;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to such Applicable Lender (and/or any Agented Lender with respect to such Applicable Lender, as applicable) and the Administrative Agent arising under the Margin Loan Documentation and amounts payable under Sections Section 2.07 and Section 2.08, ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Advances of such Applicable Lender (and/or any Agented Lender with respect to such Applicable Lender, as applicable) and other Obligations owed to such Applicable Lender (and/or any Agented Lender with respect to such Applicable Lender, as applicable) arising under the Margin Loan Documentation;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Advances of such Applicable Lender (and/or any Agented Lender with respect to such Applicable Lender, as applicable); and

Fifth, to the Administrative Agent to be applied in accordance with Section 7.03(a) above.

ARTICLE 8

AGENTS

Section 8.01. Authorization and Authority.

(a) Each Lender hereby irrevocably appoints Citibank, N.A., to act on its behalf as Administrative Agent and Citibank, N.A. as Calculation Agent under the Margin Loan Documentation and authorizes each Agent to take such actions on such Lender’s behalf and to exercise such powers as are delegated to such Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this ARTICLE 8 are solely for the benefit of the Agents and the Lenders, and Borrower shall not have rights as third-party beneficiaries or otherwise of any of such provisions.

(b) For so long as such Applicable Lender controls a Collateral Account, each of the Lenders hereby irrevocably appoints each Applicable Lender as its agent to act on its behalf for purposes of Section 7.03 and the Security Agreement and authorizes each Applicable Lender to take such actions on its behalf and to exercise such powers as are contemplated by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. In performing its functions and duties hereunder, each Applicable Lender shall act solely as an agent of the other Lenders and does not assume and shall not be deemed to have assumed any obligation towards or fiduciary relationship or trust with or for Borrower. The provisions of this Section 8.01(b) are solely for the benefit of the Lenders and Borrower shall not have rights as a third party beneficiary of any such provision.

Section 8.02. Agent Individually.

(a) Each Person serving as an Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not such Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include each Person serving as an Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with Borrower or its Affiliates as if such Person were not an Agent hereunder and without any duty to account therefor to the Lenders.

(b) Each Lender understands that each Person serving as an Agent, acting in its individual capacity, and its Affiliates (collectively, an “Agent’s Group”) are engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research) (such services and businesses are collectively referred to in this Section 8.02 as “Activities”) and may engage in the Activities with or on behalf of Borrower or its Affiliates. Furthermore, an Agent’s Group may, in undertaking the Activities, engage in trading in financial products or undertake other investment businesses for its own account or on behalf of others (including Borrower or its Affiliates and including holding, for its own account or on behalf of others, equity, debt and similar positions in Borrower or its Affiliates), including trading in or holding long, short or derivative positions in securities, loans or other financial products of one or more of Borrower or its Affiliates. Each Lender understands and agrees that in engaging in the Activities, an Agent’s Group may receive or otherwise obtain information concerning Borrower or its Affiliates (including information concerning the ability of Borrower to perform its obligations hereunder or under the other Margin Loan Documentation) which information may not be available to any of the Lenders that are not members of an Agent’s Group. No Agent nor any member of such Agent’s Group shall have any duty to disclose to any Lender or use on behalf of the Lenders, and shall not be liable for the failure to so disclose or use, any information whatsoever about or derived from the Activities or otherwise (including any information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of Borrower or its Affiliates) or to account for any revenue or profits obtained in connection with the Activities, except that an Agent shall deliver or otherwise make available to each Lender such documents as are expressly required by this Agreement to be transmitted by an Agent to the Lenders.

(c) Each Lender further understands that there may be situations where members of an Agent’s Group or their respective customers (including Borrower and its Affiliates) either now have or may in the future have interests or take actions that may conflict with the interests of any one or more of the Lenders (including the interests of the Lenders hereunder). Each Lender agrees that no member of an Agent’s Group is or shall be required to restrict its Activities as a result of the Person serving as an Agent being a member of such Agent’s Group, and that each member of an Agent’s Group may undertake any Activities without further consultation with or notification to any Lender. None of (i) the Margin Loan Documentation, (ii) the receipt by an Agent’s Group of information (including Information) concerning Borrower and its Affiliates (including information concerning the ability of Borrower to perform its obligations hereunder and under the other Margin Loan Documentation) nor (iii) any other matter shall give rise to any fiduciary, equitable or contractual duties (including any duty of trust or confidence) owing by an Agent or any member of such Agent’s Group to any Lender including any such duty that would prevent or restrict an Agent’s Group from acting on behalf of customers (including Borrower and its Affiliates) or for its own account.

Section 8.03. Duties of the Agents; Exculpatory Provisions.

(a) An Agent’s duties hereunder and under the other Margin Loan Documentation are solely ministerial and administrative in nature and no Agent shall have any duties or obligations except those expressly set forth herein or therein. Without limiting the generality of the foregoing, an Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, but shall be required to act or refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the written direction of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein), provided that an Agent shall not be required to take any action or refrain from acting if, in its opinion or the opinion of its counsel, taking such action or so refraining from acting, as the case may be, may expose such Agent or any of its Affiliates to liability or would, as determined by such Agent in good faith, be contrary to this Agreement or applicable Law.

(b) No Agent shall be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as such Agent shall believe in good faith shall be necessary, including for the avoidance of doubt, Administrative Agent sending an Event of Default Notice at the direction of any Lender, if such Agent believes in good faith that the related Event of Default is of a type that would entitle such Lender to issue such direction) or (ii) in the absence of its own gross negligence or willful misconduct. No Agent shall be deemed to have knowledge of any Facility Adjustment Event, Potential Facility Adjustment Event, Mandatory Prepayment Event, Default or Event of Default or the event or events that give or may give rise to any Mandatory Prepayment Event, Default or Event of Default unless and until Borrower or any Lender shall have given notice to such Agent describing such Facility Adjustment Event, Potential Facility Adjustment Event, Mandatory Prepayment Event, Default or Event of Default and such event or events.

(c) No Agent nor any member of an Agent’s Group shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty, representation or other information made or supplied in or in connection with this Agreement or any other Margin Loan Documentation, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith or the adequacy, accuracy and/or completeness of the information contained therein, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Facility Adjustment Event, Potential Facility Adjustment Event, Mandatory Prepayment Event, Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Margin Loan Documentation or any other agreement, instrument or document or the perfection or priority of any Lien or security interest created or purported to be created hereby or thereby or (v) the satisfaction of any condition set forth in ARTICLE 4 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to an Agent.

(d) Nothing in this Agreement shall require an Agent or any of its Related Parties to carry out any “know your customer” or other checks in relation to any Person on behalf of any Lender and each Lender confirms to the Agents that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by an Agent or any of its Related Parties.

Section 8.04. Reliance by Agent. Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Each Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of any Advance that by its terms must be fulfilled to the satisfaction of a Lender, each Agent may presume that such condition is satisfactory to such Lender unless an officer or Authorized Representative of an Agent responsible for the transactions contemplated hereby shall have received notice to the contrary from such Lender prior to the making of such Advance. Each Agent may consult with legal counsel (who may be counsel for Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Section 8.05. Delegation of Duties. An Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Margin Loan Documentation by or through any one or more sub-agents appointed by such Agent, and such Agent and any such sub- agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties, provided, in each case, that no such delegation to a sub-agent or a Related Party shall release an Agent from any of its obligations hereunder. Each such sub-agent and the Related Parties of an Agent and each such sub-agent shall be entitled to the benefits of all provisions of this ARTICLE 8 and Margin Loan Documentation (as though such sub-agents were an “Agent” hereunder and under the other Margin Loan Documentation) as if set forth in full herein with respect thereto.

Section 8.06. Resignation of Agent. An Agent may at any time give notice of its resignation to the Lenders and Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with Borrower (unless an Event of Default shall have occurred and be continuing (and not have been cured or waived)), to appoint a successor, which shall be a bank with an office in New York, New York, or an Affiliate of any such bank with an office in New York, New York. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation (such 30-day period, the “Lender Appointment Period”), then the retiring Agent may on behalf of the Lenders appoint a successor Agent meeting the qualifications set forth above. In addition and without any obligation on the part of the retiring Agent to appoint, on behalf of the Lenders, a successor Agent, the retiring Agent may at any time upon or after the end of the Lender Appointment Period notify Borrower and the Lenders that no qualifying Person has accepted appointment as successor Agent and of the effective date of such retiring Agent’s resignation which effective date shall be no earlier than three Business Days after the date of such notice. Upon the resignation effective date established in such notice and regardless of whether a successor Agent has been appointed and accepted such appointment, the retiring Agent’s resignation shall nonetheless become effective and (i) the retiring Agent shall be discharged from its duties and obligations as an Agent hereunder and under the other Margin Loan Documentation but shall not be relieved of any of its obligations as a Lender and (ii) all payments, communications and determinations provided to be made by, to or through such Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Agent as provided for above in this Section 8.06. The successor shall be consented to by Borrower at all times other than during the existence of an Event of Default that has not been cured or waived (which consent of Borrower shall not be unreasonably withheld or delayed). Upon the acceptance of a successor’s appointment as an Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties as an Agent of the retiring (or retired) Agent, and the retiring Agent shall be discharged from all of its duties and obligations as an Agent hereunder and/or under the other Margin Loan Documentation but shall not be relieved of any of its obligations as a Lender (if not already discharged therefrom as provided above in this Section 8.06). The fees payable by Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between Borrower and such successor. After the retiring Agent’s resignation hereunder and under the other Margin Loan Documentation, the provisions of this ARTICLE 8 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Agent was acting as an Agent. Notwithstanding anything herein to the contrary, if at any time any Agent ceases to be a Lender hereunder, such Agent shall be deemed to have provided its notice of resignation, which notice shall be automatically effective as of the date such Agent ceased to be a Lender hereunder.

Section 8.07. Non-Reliance on Agents and Other Lenders.

(a) Each Lender confirms to the Agents, each other Lender and each of their respective Related Parties that it (i) possesses (individually or through its Related Parties) such knowledge and experience in financial and business matters that it is capable, without reliance on the Agents, any other Lender or any of their respective Related Parties, of evaluating the merits and risks (including tax, legal, regulatory, credit, accounting and other financial matters) of (x) entering into this Agreement, (y) making its portion of the Facility and (z) taking or not taking actions hereunder, (ii) is financially able to bear such risks and (iii) has determined that entering into this Agreement and making its portion of the Facility is suitable and appropriate for it.

(b) Each Lender acknowledges that (i) it is solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with this Agreement and the other Margin Loan Documentation, (ii) it has, independently and without reliance upon the Agents, any other Lender or any of their respective Related Parties, made its own appraisal and investigation of all risks associated with, and its own credit analysis and decision to enter into, this Agreement based on such documents and information as it has deemed appropriate and (iii) it will, independently and without reliance upon the Agents, any other Lender or any of their respective Related Parties, continue to be solely responsible for making its own appraisal and investigation of all risks arising under or in connection with, and its own credit analysis and decision to take or not take action under, this Agreement and the other Margin Loan Documentation based on such documents and information as it shall from time to time deem appropriate, which may include, in each case:

(A) the financial condition, status and capitalization of Borrower;

(B) the legality, validity, effectiveness, adequacy or enforceability of this Agreement and the other Margin Loan Documentation and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with this Agreement;

(C) determining compliance or non-compliance with any condition hereunder to the making of the Advances and the form and substance of all evidence delivered in connection with establishing the satisfaction of each such condition; or

(D) the adequacy, accuracy and/or completeness of any other information delivered by the Agents, any other Lender or by any of their respective Related Parties under or in connection with this Agreement, the other Margin Loan Documentation, the transactions contemplated hereby and thereby or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with this Agreement.

Section 8.08. [Reserved]

Section 8.09. Removal of Agents.

(a) At any time, if (i) following the occurrence of an Event of Default, Administrative Agent shall fail to send an Event of Default Notice when required at the request of any Lender, by 8:00 p.m. on the Scheduled Trading Day that such request is sent to Administrative Agent (or by 9:00 a.m. on the Scheduled Trading Day following such request, if such request is made after 5:00 p.m. on a Scheduled Trading Day or on a day that is not a Scheduled Trading Day), (ii) following the occurrence of a Mandatory Prepayment Event, Administrative Agent shall fail to deliver a Mandatory Prepayment Event Notice in connection therewith by 8:00 p.m. on the Scheduled Trading Day that any Lender requests Administrative Agent to send such notice (or by 9:00 a.m. on the Scheduled Trading Day following such request, if such request is made after 5:00 p.m. on a Scheduled Trading Day or on a day that is not a Scheduled Trading Day) or (iii) following the occurrence of a Collateral Shortfall on any Scheduled Trading Day, Administrative Agent shall fail to send a Collateral Call Notice by 8:00 p.m. on such Scheduled Trading Day, in each case of clause (i) through (iii) above, the Required Lenders shall have the right to remove Administrative Agent and appoint a successor thereto, which shall be one of the Lenders party hereto at such time or an Affiliate thereof (provided that, for purposes of this Section 8.09, any determination that (x) is expressed herein to be made by the Calculation Agent or Administrative Agent and (y) is relevant to the determination of whether an Event of Default, Mandatory Prepayment Event or Collateral Shortfall has occurred may be made by any Lender, notwithstanding any prior determination by the Calculation Agent or Administrative Agent to the contrary with respect to such matter, provided further that any such determination must be made by such Lender in good faith and in a commercially reasonable manner).

(b) At any time, if (i) (A) the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein) shall have delivered a written request, pursuant to Section 8.03(a), for any Agent to take any action hereunder, and (B) such Agent shall have failed to take such action (other than in accordance with the proviso set forth in Section 8.03(a)) by 8:00 p.m. on the Scheduled Trading Day that such request is sent to such Agent (or by 9:00 a.m. on the Scheduled Trading Day following such request, if such request is made after 5:00 p.m. on a Scheduled Trading Day or on a day that is not a Scheduled Trading Day), (ii) (A) the Required Lenders shall have delivered a written request, pursuant to Section 8.03(a), for any Agent to refrain from taking any action hereunder and (B) such Agent shall have nonetheless taken such action (other than in accordance with the proviso set forth in Section 8.03(a)), (iii) the Required Lenders have requested that the Calculation Agent submit any proposed calculation, adjustment or determination to Borrower in accordance with Section 9.01 or Section 9.18(b) (including, for the avoidance of doubt, a request by the Required Lenders to the Calculation Agent to submit proposed adjustments in respect of a Facility Adjustment Event or Potential Facility Adjustment Event that the Required Lenders determine to has occurred, provided that any such determination must be made by the Required Lenders in good faith and in a commercially reasonable manner) and the Calculation Agent shall fail to submit such calculation, adjustment or determination by 8:00 p.m. on the Scheduled Trading Day that such request is sent to the Calculation Agent (or by 9:00 a.m. on the Scheduled Trading Day following such request, if such request is made after 5:00 p.m. on a Scheduled Trading Day or on a day that is not a Scheduled Trading Day) or (iv) an Insolvency Event shall occur with respect to any Agent or its ultimate parent, in each case of clause (i) through (iv) above, the Required Lenders shall have the right to remove such Agent and appoint a successor thereto, which shall be one of the Lenders party hereto at such time or an Affiliate thereof.

(c) At any time, if the Required Lenders replace any Agent pursuant to this Section 8.09 and the other Agent is the same entity as, or an Affiliate of, the removed Agent, the Required Lenders shall have the right to also remove such other such Agent and appoint a successor thereto, which shall be one of the Lenders party hereto at such time or an Affiliate thereof.

(d) Any removal of an Agent and appointment of a successor thereto pursuant to this Section 8.09 shall be effective upon notice by such proposed successor Agent to the removed Agent and Borrower on behalf of the Required Lenders, whereupon (i) the current Agent shall be discharged from its duties and obligations as an Agent hereunder and under the Margin Loan Documentation, but shall not be relieved of any of its obligations as a Lender and (ii) the successor shall succeed to and become vested with all of the rights, powers, privileges and duties as the applicable Agent.

Section 8.10. Erroneous Payments.

(a) If the Administrative Agent notifies a Lender or any Person who has received funds on behalf of a Lender such Lender (any such Lender or other recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administrative Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two (2) Business Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

(b) Without limiting immediately preceding clause (a), each Lender or any Person who has received funds on behalf of a Lender, such Lender hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

(i) (A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii) such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one (1) Business Day of its knowledge of such error) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 8.10(b).

(c) Each Lender hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender under any Margin Loan Documentation, or otherwise payable or distributable by the Administrative Agent to such Lender from any source, against any amount due to the Administrative Agent under immediately preceding clause (a) or under the indemnification provisions of this Agreement.

(d) In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with immediately preceding clause (a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, (i) such Lender shall be deemed to have assigned its Advances (but not its Commitments) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Advances (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and such Lender shall deliver any promissory notes evidencing such Advances to Borrower or the Administrative Agent, (ii) the Administrative Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender and (iv) the Administrative Agent may reflect in the Register its ownership interest in the Advances subject to the Erroneous Payment Deficiency Assignment. The Administrative Agent may, in its discretion, sell any Advances acquired pursuant to an Erroneous Payment Deficiency Assignment and pursuant to Section 9.07 and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Advances (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Administrative Agent has sold an Advance (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administrative Agent may be equitably subrogated, the Administrative Agent shall be contractually subrogated to all the rights and interests of the applicable Lender under the Margin Loan Documentation with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).

(e) The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by Borrower, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by Administrative Agent from Borrower for the purpose of making such Erroneous Payment.

(f) To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(g) Each party’s obligations, agreements and waivers under this Section 8.10 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Margin Loan Documentation.

ARTICLE 9

MISCELLANEOUS

Section 9.01. Amendments; Adjustments. Neither this Agreement nor any of the other Margin Loan Documentation nor any provision hereof or thereof may be waived, amended, modified or supplemented, nor any consent granted to any deviation to the terms hereof or thereof, except pursuant to an agreement or agreements in writing entered into by the Required Lenders and Borrower, and acknowledged by Administrative Agent; provided that no such amendment, waiver, modification, supplement or consent shall, without the consent of each Lender directly affected thereby:

(a) extend or increase the Commitment of any Lender or reinstate the terminated Commitment of any Lender;

(b) postpone any date on which any payment of principal, interest, fees or other amounts due to the Lenders or Agents is required to be made hereunder or under any other Margin Loan Documentation;

(c) change the principal amount of, or decrease the rate at which interest accrues on, the Advances, or decrease any fees payable hereunder;

(d) change the definition of “Acceptable Collateral,” “Collateral Shortfall,” “Cure Time,” “Facility Adjustment Event,” “LTV Ratio,” “Mandatory Prepayment Event” or “Potential Facility Adjustment Event” (or, in each case, any defined term used therein), or increase the LTV Release Level, the LTV Maintenance Level, the LTV Margin Call Level or the LTV Initial Level;

(e) permit the assignment or transfer by Borrower of any of its rights and obligations under any Margin Loan Documentation;

(f) permit the release of any Collateral other than in accordance with the Margin Loan Documentation;

(g) modify the definition of “Applicable Percentage” or “Pro Rata Basis” or otherwise affect the manner in which payments are shared or Collateral is allocated, ratably among the Lenders;

(h) modify Section 2.06 (other than clause (a) thereof), Section 2.12, Section 2.14, Section 2.15, Section 2.16 (and any defined term therein), Section 4.02, Section 5.11, Section 6.01, Section 6.02, Section 6.07, Section 6.11, Section 6.15, Section 7.01(a), Section 7.01(b), Section 7.01(c), Section 7.01(f), Section 7.01(h), Section 7.02(a), Section 7.02(e), Section 7.02(f), Section 8.08, Section 8.09 or Section 8.10, including any amendment to the definition of “Restricted Transactions”;

(i) modify this Section 9.01 or any other provision herein that expressly requires the consent of all Lenders or Required Lenders for any matter or the definition of Required Lenders; or

(j) modify the second paragraph of the Parent Agreement or release either Parent from their obligations under, the Parent Agreement, or limit the Lenders’ or Administrative Agents’ recourse to either Parent or their property under the Parent Agreement.

provided further that (i) the provisions set forth in ARTICLE 8 shall not be waived, amended, modified or supplemented, nor any consent granted to any deviation thereto, without the consent of each Agent affected thereby and (ii) neither Section 2.07 nor Section 2.08 shall be amended or waived in a way that adversely affects any Lender without such Lender’s consent.

Notwithstanding the foregoing, each Lender agrees with each other Lender and with Borrower that no amendment, termination or supplement shall be made to any Security Document or Issuer Agreement, and no new Margin Loan Documentation shall be entered into with any Lender (subject, for the avoidance of doubt, to Section 2.12), unless a substantially identical amendment, termination or supplement is made to each other Security Document or Issuer Agreement or substantially identical Margin Loan Documentation is entered into with each other Lender, as the case may be.

Notwithstanding anything to the contrary herein, upon the occurrence of any Facility Adjustment Event or Potential Facility Adjustment Event, Calculation Agent shall, unless the Calculation Agent reasonably determines that no adjustment hereunder is necessary or commercially reasonable, (x) adjust one or more of the terms or provisions of the Facility, in each case solely with respect to the Collateral, as the Calculation Agent determines necessary to account for the effect of such Facility Adjustment Event or Potential Facility Adjustment Event on the Facility (and in making such adjustment, the Calculation Agent may take into account, among other factors, changes in volatility, correlation, liquidity and free float of the Shares or any other Collateral relative to those variables as of the Closing Date, and Transfer Restrictions with respect to the Shares or, if applicable, any other Collateral) and adding additional Mandatory Prepayment Events and (y) determine the effective time of the adjustment. For the avoidance of doubt, any adjustments made under this Section 9.01 shall be made notwithstanding the fact that a Mandatory Prepayment Event or Event of Default may have occurred and/or be continuing, and such adjustments may be deemed effective immediately prior to the occurrence of such Mandatory Prepayment Event or Event of Default. Within two Business Days following the occurrence of any Facility Adjustment Event or any Potential Facility Adjustment Event, Calculation Agent shall notify each Lender of the adjustments to the terms or provisions of the Facility that it proposes to make in respect thereof, and the proposed effective time therefor (or its determination that no such adjustment is necessary). If, within three Business Days of receiving such notice, Required Lenders notify Calculation Agent that they disagree with such proposed adjustments or effective time (or Calculation Agent’s determination that no such adjustment is necessary), and include in such notice an alternative set of adjustments that Required Lenders propose to make in respect of such Facility Adjustment Event or such

Potential Facility Adjustment Event that comply with the provisions set forth in Section 9.18(a) (which shall apply for this purpose as if the Lenders sending such notice were the Calculation Agent), and a proposed effective time therefor, then Calculation Agent shall notify Borrower that such alternative adjustments apply as of such effective time. Except with the consent or at the direction of the Required Lenders, Calculation Agent shall not make any adjustment in respect of a Facility Adjustment Event or Potential Facility Adjustment Event or notify Borrower of its determination that no such adjustment is necessary prior to the earlier of (A) the fifth Business Day following the occurrence thereof and (B) its receipt of notice from Required Lenders of any alternative adjustments (and a proposed effective time therefor) or that they agree with Calculation Agent’s proposed adjustments (and the effective time therefor). Subject to Section 9.18(a), any such adjustments pursuant to this paragraph shall be binding on all parties to the Margin Loan Documentation and all such parties shall enter into such documentation required or reasonably requested by Administrative Agent to reflect such adjustments.

The parties hereby agree that, in the event that the Borrower proposes to effect a Change of Control and/or a replacement of either Parent as the direct equityholder of the Borrower, including in connection with bona fide estate or tax planning, the parties shall negotiate in good faith to amend to this Agreement and the Margin Loan Documentation, as applicable, to make such modifications as may be reasonable under the circumstances, taking into account the interests of the Borrower and its direct and indirect equityholders of in connection with any bona fide estate or tax planning purpose.

Section 9.02. Notices; Electronic Communications.

(a) Notices Generally. Except as otherwise provided below, all notices and other communications provided for herein (including, for the avoidance of doubt, any Collateral Call Notice and Mandatory Prepayment Event Notice) shall be in writing and shall be delivered (i) by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile as follows, or (ii) by electronic mail to the applicable e-mail address, as follows:

(i)	if to Borrower, to:

Marlow B. Hernandez, as Authorized Officer of the Borrower

10608 Indian Trail

Cooper City, FL 33328

(ii)	if to Administrative Agent, to:

Citibank, N.A.

390 Greenwich Street, 3rd Floor

New York, New York 10013

Attn: Eric Natelson, Dustin Sheppard

Telephone: (212) 723-7310

Fax: (347) 853-7278

Email: eric.natelson@citi.com, dustin.c.sheppard@citi.com, theodore.finkelstein@citi.com, eq.us.ses.notifications@citi.com, eq.us.corporates.middle.office@citi.com

(iii) if to a Lender, to it at its address set forth in Schedule I; provided that if a facsimile number is not provided for a Lender in Schedule I, such notices and other communications shall be delivered to such Lender first by electronic mail to the applicable e-mail addresses and followed by certified or registered mail to the applicable address.

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by facsimile shall be deemed to have been given when sent (except that, (x) other than in the case of a Collateral Call Notice, a Mandatory Prepayment Event Notice or any notice under Section 8.09 relating to the removal of any Agent by the Required Lenders, if not given during normal business hours for the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next Business Day for the recipient or (y) in the case of a Collateral Call Notice or a Mandatory Prepayment Event Notice, if not given by the Collateral Call Notice Deadline or the Mandatory Prepayment Event Notice Deadline, as the case may be, on any Scheduled Trading Day, such notice or communication shall be deemed to have been given at the opening of business on the next Scheduled Trading Day). Notices and other communications delivered through electronic communications shall be effective as provided in Subsection (b).

(b) Electronic Communications. (i) Notices and other communications sent to an e- mail address shall be deemed received when sent absent receipt of a failure to deliver notice within 30 minutes of such notice or communication being sent (it being understood that an “out of office” reply does not constitute a failure to deliver notice for this purpose), provided that (x) other than in the case of a Collateral Call Notice, a Mandatory Prepayment Event Notice or any notice under Section 8.09 relating to the removal of any Agent by the Required Lenders, if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, or (y) in the case of a Collateral Call Notice or a Mandatory Prepayment Event Notice, if such notice or other communication is not sent by the Collateral Call Notice Deadline or the Mandatory Prepayment Event Notice Deadline, as the case may be, on any Scheduled Trading Day, such notice or communication shall be deemed to have been given at the opening of business on the next Scheduled Trading Day and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) Change of Address, Etc. Borrower and Administrative Agent may change its address, facsimile, telephone number or e-mail address for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, facsimile, telephone number or e-mail for notices and other communications hereunder by notice to Administrative Agent, who shall promptly notify Borrower thereof. In addition, each Lender agrees to notify Administrative Agent from time to time to ensure that Administrative Agent has on record (i) an effective address, contact name, telephone number, facsimile number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender.

(d) Reliance by Lenders. Each Agent and Lender shall be entitled to rely and act upon any notices purportedly given by or on behalf of Borrower. All telephonic notices to and other telephonic communications with any Agent or any Lender may be recorded by such Agent or such Lender, and each of the parties hereto hereby consents to such recording.

Section 9.03. No Waiver; Remedies.

(a) No failure or delay of any Lender or any Agent in exercising any right or power hereunder or under any other Margin Loan Documentation shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of Agents and Lenders hereunder and under any other Margin Loan Documentation are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Margin Loan Documentation or consent to any departure by Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 9.01, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on Borrower in any case shall entitle Borrower to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of Agents and Lenders to any other or further action in any circumstances without notice or demand. Without limiting the generality of the foregoing, the making of an Advance shall not be construed as a waiver of any Event of Default, regardless of whether Lenders may have had notice or knowledge of such Event of Default at the time.

(b) The Advances are made with full recourse to Borrower and constitute direct, general, unconditional and unsubordinated Indebtedness of Borrower.

(c) Borrower and Lenders acknowledge and agree that the Margin Loan Documentation collectively are intended to constitute a “securities contract” as such term is defined in Section 741(7) of the Bankruptcy Code and that each delivery, transfer, payment and grant of a security interest made or required to be made hereunder or contemplated hereby or made, required to be made or contemplated in connection herewith is a “transfer” and a “margin payment” or a “settlement payment” within the meaning of Section 362(b)(6) and/or (27) and Sections 546(e) and/or (j) of the Bankruptcy Code. As a result of the foregoing, Borrower acknowledges and agrees that if Borrower or its property becomes subject to any proceedings under Debtor Relief Laws, any Lender may exercise remedies against the Collateral during the pendency of such proceedings without obtaining any order, judgment or other relief from the relevant bankruptcy court or any Governmental Authority, and Borrower agrees not to challenge any such exercise of remedies. In addition, all obligations under or in connection with the Margin Loan Documentation represent obligations in respect of “termination values,” “payment amounts” or “other transfer obligations” within the meaning of Sections 362 and 561 of the Bankruptcy Code. The parties further acknowledge and agree that the Margin Loan Documentation collectively constitutes a “master netting agreement” within the meaning of the Bankruptcy Code.

Section 9.04. Costs And Expenses; Indemnification; Damage Waiver.

(a) Costs and Expenses. Borrower shall pay promptly (i) all actual, reasonable and documented costs and out-of-pocket expenses incurred by Lenders and each Agent, limited in the case of cost of counsel to the reasonable fees, charges and disbursements of one primary counsel and one additional counsel in each relevant jurisdiction for Lenders and Agents in connection with the Facility, including syndication thereof, the preparation and administration of the Margin Loan Documentation or any amendments, modifications or waivers of the provisions of the Margin Loan Documentation (whether or not the transactions contemplated hereby or thereby shall be consummated), and (ii) all reasonable and documented costs and out-of-pocket expenses incurred by Lenders and each Agent, limited in the case of cost of counsel to the reasonable fees, charges and disbursements of one primary counsel and one additional counsel in each relevant jurisdiction for Lenders and Agents taken as a whole, in connection with the enforcement, collection or protection of its rights in connection with the Margin Loan Documentation, including its rights under this Section, including those incurred during any workout, restructuring or negotiations in respect of such Advances.

(b) Indemnification by Borrower. Borrower shall indemnify Lenders, each Agent (and any sub-agent thereof) and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the reasonable fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee by any third-party or by Borrower or any Related Party of Borrower arising out of, in connection with, or as a result of, (i) this Agreement, any other Margin Loan Documentation or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder, the enforcement or protection of their rights hereunder and thereunder or the consummation of the transactions contemplated by this Agreement (which, for the avoidance of doubt, shall not include any hedging activities by any Indemnitee), any other Margin Loan Documentation or any agreement or instrument contemplated hereby or thereby, (ii) any Advance or the use or proposed use of the proceeds therefrom, or (iii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third-party or by Borrower or any other Related Party of Borrower, and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnitee or any of its Related Parties or (y) arise out of any dispute among Indemnitees (other than a dispute involving claims against Administrative Agent or any Calculation Agent, in each case in their respective capacities as such) that did not involve actions or omissions of Borrower or its Affiliates. This Section 9.04(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

(c) Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable Law, each party hereto shall not assert, and hereby waives, any claim against any other party hereto, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Margin Loan Documentation or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Advance or the use of the proceeds thereof. No Indemnitee referred to in Subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Margin Loan Documentation or the transactions contemplated hereby or thereby, except to the extent such charges result from the willful misconduct, bad faith or gross negligence of such Indemnitee.

(d) Post-Default Hedging Costs. After (i) the occurrence of an Event of Default and (ii) acceleration of the Obligations of any Lender, Borrower shall pay, on demand, such Lender’s (or its Affiliate’s) costs (including the commercially reasonable costs of put options and the cost of borrowing Shares in connection with commercially reasonable Share Hedging Transactions up to a cap of five percent (5%) of the aggregate principal amount outstanding of the Advances and any accrued and unpaid interest), losses (including market losses resulting from Share Hedging Transactions), charges, fees, expenses or duties of any kind directly relating to its (x) Advances or (y) acquisition, establishment, re-establishment, substitution, maintenance, unwinding or disposition of, or realization or recovery of the proceeds of, or any part thereof, any transaction(s) entered into by such Lender or its Affiliate to hedge the market risk of the Collateral (it being understood that any such costs and/or losses in respect of any such transactions represent a good faith and commercially reasonable attempt to mitigate against market risk of any decline in value the Collateral (including any risk or potential damage as a result of unavailability of the public resale of the Collateral Shares in compliance with the conditions of Rule 144)). Borrower’s obligation under this Subsection (d) shall survive termination of the Facility and payment in full of all other Obligations. “Share Hedging Transactions” means “short sales” of Shares and option contracts, futures contracts, forward contracts, swap agreements or other derivative transactions relating to Shares, excluding, for the avoidance of doubt, any such transaction for which the underlier is a broad-based index or basket of securities.

(e) Reimbursement by Lenders. To the extent that Borrower for any reason fails to indefeasibly pay any amount required under Subsection (a) or (b) of this Section to be paid by it to any Agent (or any sub-agent thereof) or any Related Party of any of the foregoing, each Lender severally agrees to pay to such Agent (or any such sub-agent) or such Related Party, as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against such Agent (or any such sub- agent) in its capacity as such, or against any Related Party of any of the foregoing acting for such Agent (or any such sub-agent) in connection with such capacity. The obligations of Lenders under this clause (e) are subject to the provisions of Section 2.13.

(f) Payments. All amounts due under this Section shall be payable promptly and in any event not later than ten (10) Business Days after demand therefor.

(g) Survival. The agreements in this Section shall survive the termination of the Facility and the repayment, satisfaction or discharge of all the other Obligations.

Section 9.05. Payments Set Aside. To the extent that any payment by or on behalf of Borrower is made to any of Administrative Agent or Lenders (or Administrative Agent on behalf of the Lenders), or Administrative Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by any Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred.

Section 9.06. Governing Law; Submission To Jurisdiction.

(a) Governing Law. The Margin Loan Documentation shall be governed by, and construed in accordance with, laws of the State of New York.

(b) Submission to Jurisdiction. Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any U.S. Federal or New York State court sitting in New York, New York in any action or proceeding arising out of or relating to this Agreement or any other Margin Loan Documentation, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Margin Loan Documentation shall affect any right that Lenders may otherwise have to bring any action or proceeding relating to this Agreement or any other Margin Loan Documentation against Borrower or its properties in the courts of any jurisdiction.

(c) Waiver of Venue. Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Margin Loan Documentation in any court referred to in Subsection (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Service of Process. Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 9.02(a). Nothing in this Agreement or any other Margin Loan Documentation will affect the right of any party hereto to serve process in any other manner permitted by applicable Law.

(e) WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS

AGREEMENT OR ANY OTHER MARGIN LOAN DOCUMENTATION OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER MARGIN LOAN DOCUMENTATION BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.06(e).

Section 9.07. Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that Borrower may not assign or otherwise transfer any of its rights or obligations hereunder or under any other Margin Loan Documentation without the prior written consent of Lenders (and any attempted assignment or transfer by Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement. After the Closing Date, a Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of the Advances and/or its Commitments), as long as (a) Administrative Agent gives its prior written consent to such assignment (such consent not to be unreasonably withheld or delayed), (b) the assigning Lender is not an Accelerating Lender; provided that unless an Event of Default has occurred and is continuing or such assignment is to a Permitted Assignee, a Lender or an Affiliate of a Lender, such assignment shall be subject to the consent of the Borrower, such consent not to be unreasonably withheld or delayed; provided further that if any assignment is made to the Company or its Affiliates or Borrower (any such assignee, an “Affiliated Lender”), (x) the Advances held by such Person shall be deemed to not be outstanding (and the Affiliated Lender shall be deemed to not be a Lender) for all purposes hereunder, including, without limitation, for the purpose of determining “Required Lenders” and “Net Obligations” and for purposes of determining the pro rata sharing of payments and Collateral hereunder and (y) any Collateral securing such Advances shall promptly be distributed on a Pro Rata Basis to the Collateral Accounts controlled by Lenders that are not Affiliated Lenders, as determined by Administrative Agent. Any Lender that assigns its Advances to an Affiliated Lender shall cooperate in good faith with Administrative Agent to effect the related distribution of Collateral to other Lenders, including, for the avoidance of doubt, by submitting written instructions to Custodian to effect the relevant transfers, and Borrower hereby consents to such transfers. Subject to notification to Administrative Agent of an assignment and recording thereof pursuant to clause (b) below, the assignee shall be a party hereto and, to the extent of the interest assigned, have the rights and obligations of such Lender under this Agreement, and such Lender shall, to the extent of the interest assigned, be released from its obligations under this Agreement (and, in the case of an assignment covering all of such Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of (and subject to the obligations and limitations of) Section 2.07, Section 2.08 , Section 9.04 and Section 9.13). Borrower hereby agrees to, and agrees to cause Borrower to, execute any amendment and/or any other document that may be necessary to effectuate such an assignment.

(b) Administrative Agent, acting solely for this purpose as a non-fiduciary agent of Borrower, shall maintain a copy of each assignment and a register for the recordation of the names and addresses of Lenders, and the Commitments of, and principal amounts (and stated interest) of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and Borrower, Administrative Agent and Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(c) After the Closing Date, a Lender may sell participations to one or more banks or other entities, as long as the Lender selling such participation is not an Accelerating Lender (provided that in the case of a participation sold to the Company or its Affiliates, the Advances or any portion of the Advances sold therein shall be deemed to not be outstanding for the purpose of determining “Required Lenders,” and Borrower shall promptly so notify Administrative Agent) (a “Participant”), in all or a portion of such Lender’s rights and obligations under this Agreement and the other Margin Loan Documentation (including all or a portion of the Advances); provided that (i) such Lender’s obligations under the Margin Loan Documentation shall remain unchanged, (ii) such Lender shall remain solely responsible to Borrower for the performance of such obligations and (iii) Borrower shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Subject to Subsection (d) of this Section, Borrower agrees that each Participant shall be entitled to the benefits of Section 2.07 and Section 2.08 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to this Section (it being understood that the documentation required under Section 2.08 shall be delivered to the participating Lender). To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.13 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Advances or other obligations under the Margin Loan Documentation (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Advances or its other obligations under any Margin Loan Documentation) to any Person except to the extent that such disclosure is necessary to establish that such Commitment, Advance or other obligation is in registered form under Section 5f.103-1(c) or Proposed Section 1.163-5(b) of the United States Treasury Regulations (or, in each case, any amended or successor version). The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

(d) A Participant shall not be entitled to receive any greater payment under Section 2.07 and Section 2.08 than the Lender would have been entitled to receive with respect to the participation sold to such Participant, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. A Participant’s entitlement to the benefits of Section 2.08 shall be subject to the requirements and limitations therein, including the requirements under Section 2.08(e) (it being understood that the documentation required under Section 2.08(e) shall be delivered to the Lender).

(e) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, and this Section 9.07 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

Notwithstanding anything in this Agreement or the other Margin Loan Documentation to the contrary, each Affiliated Lender hereby agrees that, if a proceeding under any Debtor Relief Law shall be commenced by or against Borrower at a time when such Lender is an Affiliated Lender, such Affiliated Lender irrevocably authorizes and empowers Administrative Agent to vote on behalf of such Affiliated Lender with respect to the Advances held by such Affiliated Lender in any manner in Administrative Agent’s sole discretion, unless Administrative Agent instructs such Affiliated Lender to vote, in which case such Affiliated Lender shall vote with respect to the Advances held by it as Administrative Agent directs; provided that such Affiliated Lender shall be entitled to vote in accordance with its sole discretion (and not in accordance with the direction of Administrative Agent) in connection with any plan of reorganization to the extent any such plan of reorganization proposes to treat any Obligations held by such Affiliated Lender in a disproportionately adverse manner to such Affiliated Lender than the proposed treatment of similar Obligations held by Lenders that are not Affiliated Lenders.

Section 9.08. Severability. Any provision of any Margin Loan Documentation held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 9.09. Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Margin Loan Documentation constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall become effective when it shall have been executed by each of the parties hereto and when each of the parties hereto shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement. The words “delivery,” “execution,” “execute,” “signed,” “signature,” and words of like import in or related to this Agreement or any document to be signed in connection with this

Agreement and the transactions contemplated hereby shall be deemed to include electronic signatures which shall be of the same legal effect, validity or enforceability as a manually executed signature, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 9.10. Survival. All agreements, representations and warranties made herein shall survive the execution and delivery of the Margin Loan Documentation and the making of any Advances, and shall continue in full force and effect as long as the principal of or any accrued interest on any Advance or any other Obligation under this Agreement is outstanding and unpaid or unsatisfied. The provisions of Section 2.07, Section 2.08, Section 9.04, Section 9.11 and Section 9.13 shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment, satisfaction or discharge of all obligations under any Margin Loan Documentation, the resignation or replacement of Administrative Agent, the assignment of rights by any Lender or the termination of this Agreement or any other Margin Loan Documentation or any provision hereof or thereof.

Section 9.11. Confidentiality. Subject to Section 5.06, each Agent and each Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority having jurisdiction over such Lender (in which case the disclosing party agrees to inform Borrower promptly of such disclosure, unless such notice is prohibited by applicable Law and except in connection with any request as part of a regulatory examination), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process (in which case the disclosing party agrees to inform Borrower promptly of such disclosure to the extent permitted by law and except in connection with a regulatory examination of an audit or examination conducted by bank accountants), (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any other Margin Loan Documentation, (f) subject to an agreement containing provisions substantially the same as those of this Section 9.11, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative or hedging transaction relating to Borrower and its obligations or the Collateral Shares, (g) with the consent of Borrower or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section by such Lender or (ii) becomes available to such Lender on a non-confidential basis from a source other than Borrower or its Affiliates or (iii) is independently developed by such Lender without use of the Information. For the purposes of this Section, “Information” means all information received from Borrower relating to Borrower or its business hereunder or pursuant hereto, other than any such information that is available to Lenders on a non-confidential basis prior to disclosure by Borrower; provided that, in the case of information received from Borrower after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section 9.11 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. For the avoidance of doubt, Borrower agrees that the obligations of Lenders and Agents in this Section 9.11 shall not be interpreted to restrict any such Lender or Agent or any of their Affiliates from transacting in Shares or related securities.

Section 9.12. No Advisory Or Fiduciary Relationship. In connection with all aspects of each transaction contemplated hereby and by the other Margin Loan Documentation (including in connection with any amendment, waiver or other modification hereof or of any other Margin Loan Documentation), Borrower acknowledges and agrees that: (a)(i) the arranging and other services regarding this Agreement provided by Lenders are arm’s-length commercial transactions between Borrower and its Affiliates, on the one hand, and Lenders and their Affiliates, on the other hand, (ii) Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent they have deemed appropriate, and (iii) Borrower is capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby and by the other Margin Loan Documentation; (b)(i) Lenders are and have been acting solely as principals and, except as expressly agreed in writing herein or otherwise by the relevant parties, have not been, are not, and will not be acting as advisors, agents or fiduciaries for Borrower or any of its Affiliates, or any other Person and (ii) Lenders have no obligation to Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Margin Loan Documentation; and (c) Lenders and their Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of Borrower and its Affiliates, and Lenders have no obligations to disclose any of such interests to Borrower or any of its Affiliates. To the fullest extent permitted by law, Borrower hereby waives and releases any claims that it may have against Lenders or their Affiliates with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

Section 9.13. Right Of Setoff. If an Event of Default shall have occurred and be continuing, Lenders, Agents and each of their respective Affiliates (each, a “Set-off Party”) are hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Set-off Party to or for the credit or the account of Borrower against any of and all the obligations and liabilities of Borrower, irrespective of whether or not the relevant Set-off Party shall have made any demand under the Margin Loan Documentation and although such obligations may be unmatured. The parties agree that each of the Collateral Accounts is a general and not special account. The rights of each Set- off Party under this Section 9.13 are in addition to other rights and remedies (including other rights of setoff) which such Set-off Party may have. Each Lender agrees to notify Borrower promptly after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application.

Section 9.14. Judgment Currency. If a judgment, order or award is rendered by any court or tribunal for the payment of any amounts owing to Lenders under this Agreement or any other Margin Loan Documentation or for the payment of damages in respect of a judgment or order of another court or tribunal for the payment of such amount or damages, such judgment, order or award being expressed in a currency (the “Judgment Currency”) other than Dollars, Borrower agrees (a) that its obligations in respect of any such amounts owing shall be discharged only to the extent that on the Business Day following Lenders’ receipt of any sum adjudged in the Judgment Currency, Lenders may purchase Dollars with the Judgment Currency, and (b) to indemnify and hold harmless Lenders against any deficiency in terms of Dollars in the amounts actually received by Lenders following any such purchase (after deduction of any premiums and costs of exchange payable in connection with the purchase of, or conversion into, Dollars). The indemnity set forth in the preceding sentence shall (notwithstanding any judgment referred to in the preceding sentence) constitute an obligation of Borrower separate and independent from its other obligations hereunder, and shall survive the termination of this Agreement.

Section 9.15. USA PATRIOT Act Notice. Each Lender that is subject to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), as amended (the “Act”), and Administrative Agent (for itself and not on behalf of any Lender) hereby notifies Borrower that, pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies Borrower, which information includes the name and address of Borrower and other information that will allow such Lender or Agent, as the case may be, to identify Borrower in accordance with the Act. Borrower agrees to promptly provide any Lender with all of the information with respect to Borrower requested by such Lender (x) to the extent such Lender deems such information reasonably necessary to identify Borrower in accordance with the Act or (y) in connection with such Lender’s standard “on boarding” process (including, without limitation, pursuant to “know your customer” or anti-money laundering requirements).

Section 9.16. Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Advance, together with all fees, charges and other amounts which are treated as interest on such Advance under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by a Lender holding such Advance in accordance with applicable law, the rate of interest payable in respect of such Advance hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Advance but were not payable as a result of the operation of this Section 9.16 shall be cumulated and the interest and Charges payable to such Lender in respect of other Advances or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Rate to the date of repayment, shall have been received by such Lender.

Section 9.17. Disclosure. Borrower hereby acknowledges and agrees that Lenders and/or their Affiliates from time to time may hold investments in, make loans to or have other relationships with the Company or its Affiliates.

Section 9.18. Calculation Agent Determinations; Required Lender Consultation.

(a) All calculations, adjustments and determinations made by the Calculation Agent shall be made in good faith and in a commercially reasonable manner. Upon receipt of written request from Borrower or any Lender, the Calculation Agent shall promptly provide Borrower or such Lender with a written explanation describing in reasonable detail any calculation, adjustment or determination made by it (including any quotations, market data or information from internal or external sources used in making such calculation, adjustment or determination, as the case may be, but without disclosing the Calculation Agent’s proprietary models or other information that may be proprietary or subject to contractual, legal or regulatory obligations to not disclose such information), and shall use commercially reasonable efforts to provide such written explanation within five (5) Business Days from the receipt of such request.

(b) If the Required Lenders notify the Calculation Agent that they disagree with any calculation, adjustment or determination made by the Calculation Agent hereunder (or any failure by the Calculation Agent to make any calculation, adjustment or determination hereunder) and include in such notice a proposed alternative calculation, adjustment or determination that complies with Subsection (a) above (which shall apply for this purpose as if the Lenders sending such notice were the Calculation Agent), the Calculation Agent shall notify Borrower that such alternative calculation, adjustment or determination applies, and such alternative calculation, adjustment or determination shall be binding on all parties to the Margin Loan Documentation.

(c) For the avoidance of doubt, if any provision of the Margin Loan Documentation provides for an action, determination, notice or instruction on the part of the Required Lenders, the Lenders may consult with one another in considering such action, determination, notice or instruction.

Section 9.19 U.S. QFC Contractual Stay Requirements

(a) Recognition of U.S. Regimes. In the event one or more of the Covered Parties becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of this Agreement, any transaction under this Agreement or any related Credit Enhancement (each, a “Relevant Agreement”) and any interest and obligation in or under, and any property securing, such Relevant Agreement (“Relevant Interests”) from one or more of the Covered Parties will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Relevant Agreement and Relevant Interests were governed by the laws of the United States or a state of the United States. In the event one or more of the Covered Parties or any Covered Affiliate becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights with respect to any Relevant Agreement against the Covered Party or Relevant Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Relevant Agreement were governed by the laws of the United States or a state of the United States. The requirements of this paragraph (a) apply notwithstanding paragraph (b) below.

(b) Limitation on Exercise of Certain Default Rights. Notwithstanding anything to the contrary in any Relevant Agreement or any other agreement, the parties expressly agree that Borrower shall not be permitted to exercise any Default Right against the Relevant Covered Parties with respect to any Relevant Agreement that is related, directly or indirectly, to a Covered Affiliate becoming subject to an Insolvency Proceeding, other than a Default Right that arises as a result of the Relevant Covered Parties becoming subject to an Insolvency Proceeding or the Relevant Covered Parties not satisfying a payment or delivery obligation pursuant to such Relevant Agreement or another contract between the Relevant Covered Parties and Borrower that gives rise to a Default Right under such Relevant Agreement. After a Covered Affiliate has become subject to an Insolvency Proceeding, if Borrower seeks to exercise any Default Right with respect to any Relevant Agreement with the Relevant Covered Parties, Borrower shall have the burden of proof, by clear and convincing evidence, that the exercise of such Default Right is permitted thereunder.

(c) Effective Date The provisions of this Section 9.19 will come into effect on the later of the date of this Agreement and the Applicable Compliance Date.

(d) Definitions. For the purposes of this Section 9.19, the following definitions apply:

“Applicable Compliance Date” means: (a) July 1, 2019, if that Borrower is a “financial counterparty” other than a “small financial institution” (as such terms are defined under, and interpreted in accordance with, the QFC Stay Rules); or (b) otherwise, January 1, 2020.

“Covered Affiliate” means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of one or more of the Covered Parties.

“Covered Parties” means any Lender that is a “covered entity” as defined under the QFC Stay Rules.

“Credit Enhancement” means, with respect to this Agreement or any transaction under this Agreement, any credit enhancement or other credit support arrangement in support of the obligations of one or more of the Covered Parties or Borrower thereunder or with respect thereto, including any guarantee, pledge, charge, mortgage or other security interest in collateral or title transfer collateral arrangement, trust or similar arrangement, letter of credit, transfer of margin, reimbursement obligation or any similar arrangement.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, the QFC Stay Rules, including without limitation any right of a party to liquidate, terminate, cancel, rescind, or accelerate an agreement or transactions thereunder; set off or net amounts owed; exercise remedies in respect of collateral or other credit support or related property; demand payment or delivery; suspend, delay, or defer payment or performance; alter the amount of, demand the return of or modify any right to reuse collateral or margin provided; otherwise modify the obligations of a party; or any similar rights.

“Insolvency Proceeding” means a receivership, insolvency, liquidation, resolution, or similar proceeding.

“QFC Stay Rules” means the regulations codified at 12 C.F.R. 252.2, 252.81–8; 12 C.F.R. 382.1-7; and 12 C.F.R. 47.1-8. All references herein to the QFC Stay Rules shall be construed, with respect to any Covered Party, to the particular QFC Stay Rule(s) applicable to it.

“Relevant Covered Party” means the Covered Party that is affiliated with the relevant Covered Affiliate.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Section 9.20 No Recourse. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT OR ANY OTHER MARGIN LOAN DOCUMENTATION, THE AGENTS AND THE LENDERS ACKNOWLEDGE AND AGREE THAT ANY AMOUNTS OWED, OR CLAIMS OR LIABILITIES INCURRED BY THE BORROWER UNDER THIS AGREEMENT OR ANY OTHER MARGIN LOAN DOCUMENTATION, SHALL BE SATISFIED FROM THE COLLATERAL, AND NO RECOURSE WHETHER BY SET-OFF OR OTHERWISE, SHALL BE HAD TO THE ASSETS OF ANY PERSON, INCLUDING ANY DIRECTOR, OFFICER, EMPLOYEE, EQUITYHOLDER OR LIMITED OR GENERAL PARTNER OF THE BORROWER, OR OF ANY OF THEIR RESPECTIVE AFFILIATES.

[END OF TEXT]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed and delivered by its Responsible Officer or Authorized Representative as of the date first above written.

BORROWER:

Hernandez Borrower Holdings, LLC, as Borrower

By:	/s/ Marlow B. Hernandez
Name: Marlow B. Hernandez
Title: Authorized Officer

[Signature Page to Margin Loan Agreement]

CITIBANK, N.A.,
as Administrative Agent

By:	/s/ Eric Natelson
Name: Eric Natelson
Title: Authorized Signatory

CITIBANK, N.A.,
as Calculation Agent

By:	/s/ Eric Natelson
Name: Eric Natelson
Title: Authorized Signatory

CITIBANK, N.A.,
as Lender

By:	/s/ Eric Natelson
Name: Eric Natelson
Title: Authorized Signatory

[Signature Page to Margin Loan Agreement]